FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAN 22 2004

Argent Securities Inc.	**0001239602**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 21, 2004, Series 2004-W1	**333-109164**

____

Name of Person Filing the Document
(If Other than the Registrant)

04005833

PROCESSED
JAN 23 2004
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 21, 2004

ARGENT SECURITIES INC.

By:
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$619,441,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2004-W1

January 20, 2004

Argent Securities Inc.

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by Argent Securities Inc. (the "Depositor"). Neither UBS Securities LLC ("UBS") nor Morgan Stanley & Co. Incorporated ("Morgan Stanley") make any representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and/or Morgan Stanley and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS and/or Morgan Stanley is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS and/or Morgan Stanley in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS, Morgan Stanley, nor any of their respective affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED January 20, 2004

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-W1
$619,441,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[(1), (2)]	WAL[(3), (4)] (yrs) *Call / Mat*	Principal Payment Window[(3), (4)] *Call / Mat*	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
AV-2	186,419,000	FLT / PT	2.75 / 3.00	3/04 - 3/12 / 3/04 - 10/22	0	Act/360	Feb 2034	AAA / Aaa / AAA	21.30%
AV-3	84,470,000	FLT / SEQ	1.35 / 1.35	3/04 - 12/06 / 3/04 -12/06	0	Act/360	Feb 2034	AAA / Aaa / AAA	21.30%
AV-4	39,808,000	FLT / SEQ	5.73 / 6.51	12/06 - 3/12 / 12/06 - 10/22	0	Act/360	Feb 2034	AAA / Aaa / AAA	21.30%
AF	78,644,000	FIX / PT	3.31 / 3.73	3/04 - 3/12 / 3/04 - 12/24	24	30/360	Feb 2034	AAA / Aaa / AAA	21.30%
M-1	84,500,000	FLT / MEZ	5.46 / 6.07	6/07- 3/12 / 6/07 - 11/21	0	Act/360	Feb 2034	AA / Aa2 / AA	14.80%
M-2	71,500,000	FLT / MEZ	5.42 / 5.98	4/07- 3/12 / 4/07 - 5/18	0	Act/360	Feb 2034	A / A2 / A	9.30%
M-3	22,750,000	FLT / MEZ	5.40 / 5.90	4/07- 3/12 / 4/07 - 10/16	0	Act/360	Feb 2034	A- / A1 / A-	7.55%
M-4	19,500,000	FLT / MEZ	5.40 / 5.85	4/07- 3/12 / 4/07 - 2/16	0	Act/360	Feb 2034	BBB+ / Baa1/ BBB+	6.05%
M-5	16,250,000	FLT / MEZ	5.40 / 5.78	3/07- 3/12 / 3/07 - 4/15	0	Act/360	Feb 2034	BBB / Baa2 / BBB	4.80%
M-6	15,600,000	FLT / MEZ	5.39 / 5.68	3/07- 3/12 / 3/07 - 7/14	0	Act/360	Feb 2034	BBB- / Baa3 / BBB-	3.60%
Non-Offered Certificates									
AV-1[(5)]	633,750,000	FLT / PT		Not Offered				AAA / Aaa / AAA	21.30%
M-7	17,550,000	FIX / MEZ		Not Offered				BB+ / Ba1 / BB+	2.25%
CE		N/A		Not Offered				N/R	N/A
P		N/A		Not Offered				N/R	N/A
R		N/A		Not Offered				N/R	N/A
R-X		N/A		Not Offered				N/R	N/A
Total									

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) All Adjustable-Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class AV-1 Certificates will receive the benefit of a financial guaranty insurance policy issued by Financial Security Assurance Inc.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor:	Argent Securities Inc.
Originators:	Argent Mortgage Company, LLC and Olympus Mortgage Company.
Master Servicer:	Ameriquest Mortgage Company.
Trustee:	Deutsche Bank National Trust Company.
Certificate Insurer:	Financial Security Assurance Inc. will issue a financial guaranty insurance policy for the benefit of the Class AV-1 Certificates only. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.
Co-Lead Underwriters:	UBS Securities LLC and Morgan Stanley & Co. Incorporated
Co-Managers:	Deutsche Bank Securities Inc., Banc of America Securities LLC and J.P. Morgan Securities Inc.

Collateral

Mortgage Loans:

Adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,300,000,166. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into three loan groups, designated as follows:

Group I Mortgage Loans: 5,089 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $805,284,390 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 1,593 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $394,786,329 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Group III Mortgage Loans: 432 Fixed-Rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $99,929,447 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Certain of the Mortgage Loans identified on the Collateral Selection Date may be deleted and additional Mortgage Loans may be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein.

Dates:

Cut-off Date: For Mortgage Loans delivered on the Closing Date, the close of business on February 1, 2004. References to percentages or balances of the Mortgage Loans as of the Cut-off Date are based on the scheduled principal balance of the Mortgage Loans on such date.

Collateral Selection Date: January 6, 2004.

Distribution Dates: The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in March, 2004.

Record Date: Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date.

Fixed-Rate Certificates and Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.

Expected Pricing Date: On or about January [21], 2004.

Expected Closing Date: On or about February 5, 2004.

Designations:

Certificates:	Argent Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W1.
Adjustable-Rate Certificates:	Class AV-1 Certificates, Class AV-2 Certificates, Class AV-3 Certificates, Class AV-4 Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates.
Adjustable-Rate Class A Certificates:	Class AV-1 Certificates, Class AV-2 Certificates, Class AV-3 Certificates and Class AV-4 Certificates.
Adjustable-Rate Class M Certificates:	Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates.
Fixed-Rate Certificates:	Class AF Certificates and Class M-7 Certificates.
Class A Certificates:	Class AV-1 Certificates, Class AV-2 Certificates, Class AV-3 Certificates, Class AV-4 Certificates and Class AF Certificates.
Class M Certificates:	Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates.
Offered Certificates:	Class AV-2 Certificates, Class AV-3 Certificates, Class AV-4 Certificates, Class AF Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates.
Non-Offered Certificates:	Class AV-1 Certificates and Class M-7 Certificates
Retained Certificates:	Class CE, Class P, Class R and Class R-X Certificates.
Group I Certificates:	Class AV-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class AV-2 Certificates, Class AV-3 Certificates and Class AV-4 Certificates, which evidence interests in the Group II Mortgage Loans.
Group III Certificates:	Class AF Certificates, which evidence interests in the Group III Mortgage Loans.
Insured Certificates:	Class AV-1 Certificates
Sequential Pay Certificates:	Class AV-3 Certificates and Class AV-4 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR:	Telerate page 3750.
SMMEA Eligibility:	Offered Certificates, other than the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates, the Class M-5 Certificates and the Class M-6 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date: The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.

Due Period: For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.

Prepayment Period: For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to the Determination Date in the month in which such Distribution Date occurs.

Interest Accrual Basis: For any Distribution Date will be :

For the Adjustable-Rate Certificates: Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.

For the Fixed-Rate Certificates: 30/360. The Fixed-Rate Certificates will settle with accrued interest and will have a 24-day payment delay.

Administrative Fee Rate: The sum of (a) the Servicing Fee Rate (0.500% per annum) and (b) the Trustee Fee Rate (0.0017% per annum).

Expense Adjusted Net Mortgage Rate: The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.

Optional Termination: The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Credit Enhancement: Excess Interest.

Overcollateralization ("OC").

Subordination.

Certificate Insurance Policy (for the Class AV-1 Certificates only).

Initial Overcollateralization Target Percentage: Approximately 2.25%.

Overcollateralization Floor: The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in

effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	21.30%	2x Initial CE%
M-1	14.80%	2x Initial CE%
M-2	9.30%	2x Initial CE%
M-3	7.55%	2x Initial CE%
M-4	6.05%	2x Initial CE%
M-5	4.80%	2x Initial CE%
M-6	3.60%	2x Initial CE%
M-7	2.25%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates, the Non-Offered Certificates and the Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: the Class M-7 Certificates, the Class M-6 Certificates, the Class M-5 Certificates, the Class M-4 Certificates, the Class M-3 Certificates, the Class M-2 Certificates and lastly, to the Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates and the Class P Certificates. Investors in the Class A Certificates or the Class P Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M Certificates,

such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group, (minus the premium fee rate payable to the Certificate Insurer in the case of the Class AV-1 Certificates) (in the case of the Ajustable-Rate Class A Certificates subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans (minus the premium fee rate payable to the Certificate Insurer in the case of the Class AV-1 Certificates), (ii) the weighted average of the Expense Adjusted Net Mortgage Rate of the Group II Mortgage Loans and (iii) the weighted average of the Expense Adjusted Net Mortgage Rate of the Group III Mortgage Loans (in the case of the Adjustable-Rate Class M Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate:

For any Distribution Date, the lesser of (x) the related Formula Rate (with respect to Adjustable-Rate Certificates) or the related fixed-rate (with respect to the Fixed-Rate Certificates) for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate:

For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate:

The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Cap Contract over the then applicable strike rate set forth in such Cap Contract (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable certificates for such Distribution Date).

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins or fixed rate, as applicable, on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Adjustable-Rate Class A Certificates	2 x Applicable Margin
Adjustable-Rate Class M Certificates	1.5 x Applicable Margin
Fixed-Rate Certificates	Applicable Coupon + 0.50%

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the

payment of any Net WAC Rate Carryover Amount.

Offered Certificates Interest Rate Corridors:

The following Certificates will have the benefit of an interest rate corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group II Certificates	96	April 2004
Adjustable-Rate Class M Certificates	96	April 2004

Proceeds of the Group II Certificates Interest Rate Corridor will be allocated on a pro rata basis among the Group II Certificates. Proceeds of the Adjustable-Rate Class M Interest Rate Corridor will be allocated among the classes of the Adjustable-Rate Class M Certificates first, based on the Certificate Principal Balances thereof and second, based on any remaining unpaid Net WAC Rate Carryover Amounts paid in sequential order. See attached schedules.

Interest Carry Forward Amount:

For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date, (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period and (v) in the case of the Class A-1 Certificates only, any amounts paid under the Certificate Insurance Policy.

Class A Principal Distribution Amount:

Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table on the table included herein.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage and then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event:

If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event:

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage of the most senior class of certificate's then outstanding Credit Enhancement Percentage as specified in the Pooling and Servicing Agreement.

Cumulative Loss Test:

The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
March 2007 through February 2008	3.00%
March 2008 through February 2009	4.75%
March 2009 through February 2010	6.00%
March 2010 and thereafter	7.00%

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the interest rate corridors (See attached Schedules).

To pay any remaining amount to the Class CE, Class R and Class R-X Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Yield Maintenance Agreement Rate Cap Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	310,697,000	N / A	N / A
2	303,603,000	6.21	8.75
3	296,404,000	6.42	8.75
4	289,095,000	6.21	8.75
5	281,672,000	6.41	8.75
6	274,134,000	6.20	8.75
7	266,481,000	6.20	8.75
8	258,713,000	6.41	8.75
9	250,835,000	6.20	8.75
10	242,934,000	6.41	8.75
11	235,221,000	6.20	8.75
12	227,693,000	6.20	8.75
13	220,344,000	6.86	8.75
14	213,171,000	6.20	8.75
15	206,169,000	6.40	8.75
16	199,334,000	6.20	8.75
17	192,662,000	6.40	8.75
18	186,149,000	6.19	8.75
19	179,791,000	6.19	8.75
20	173,584,000	6.40	8.75
21	167,525,000	6.19	8.75
22	161,610,000	6.40	8.75
23	155,836,000	6.28	8.75
24	150,203,000	6.28	8.75
25	144,704,000	6.95	8.75
26	139,335,000	6.28	8.75
27	134,094,000	6.49	8.75
28	128,977,000	6.28	8.75
29	123,981,000	6.48	8.75
30	119,104,000	6.27	8.75
31	114,342,000	6.27	8.75
32	109,694,000	6.48	8.75
33	105,155,000	6.27	8.75
34	100,724,000	6.48	8.75
35	96,397,000	6.27	8.75
36	92,173,000	6.31	8.75
37	88,050,000	6.99	8.75
38	88,050,000	6.31	8.75
39	88,050,000	6.52	8.75
40	88,050,000	6.31	8.75
41	88,050,000	6.52	8.75
42	87,788,000	6.31	8.75
43	85,738,000	6.30	8.75
44	83,736,000	6.51	8.75
45	81,781,000	6.30	8.75
46	79,872,000	6.51	8.75
47	78,008,000	6.30	8.75
48	76,189,000	6.30	8.75
49	74,411,000	6.73	8.75
50	72,676,000	6.30	8.75
51	70,982,000	6.50	8.75
52	69,327,000	6.29	8.75
53	67,711,000	6.50	8.75
54	66,133,000	6.29	8.75
55	64,593,000	6.29	8.75
56	63,088,000	6.50	8.75
57	61,619,000	6.29	8.75
58	60,184,000	6.50	8.75
59	58,783,000	6.28	8.75
60	57,415,000	6.28	8.75
61	56,079,000	6.96	8.75
62	54,774,000	6.28	8.75
63	53,500,000	6.49	8.75
64	52,255,000	6.28	8.75
65	51,040,000	6.49	8.75
66	49,853,000	6.28	8.75
67	48,694,000	6.27	8.75
68	47,562,000	6.48	8.75
69	46,456,000	6.27	8.75
70	45,377,000	6.48	8.75
71	44,322,000	6.27	8.75
72	43,292,000	6.27	8.75
73	42,287,000	6.94	8.75
74	41,304,000	6.27	8.75
75	40,345,000	6.47	8.75
76	39,408,000	6.26	8.75
77	38,493,000	6.47	8.75
78	37,599,000	6.26	8.75
79	36,726,000	6.26	8.75
80	35,873,000	6.47	8.75
81	35,040,000	6.26	8.75
82	34,227,000	6.46	8.75
83	33,433,000	6.25	8.75
84	32,657,000	6.25	8.75
85	31,899,000	6.92	8.75
86	31,158,000	6.25	8.75
87	30,435,000	6.46	8.75
88	29,729,000	6.25	8.75
89	29,039,000	6.46	8.75
90	28,365,000	6.25	8.75
91	27,707,000	6.25	8.75
92	27,064,000	6.45	8.75
93	26,436,000	6.24	8.75
94	25,823,000	6.45	8.75
95	25,224,000	6.24	8.75
96	24,639,000	6.24	8.75
97	24,067,000	6.67	8.75

Yield Maintenance Agreement Rate Cap Schedule For Adjustable-Rate Class M Certificates

Period	Adjustable-Rate Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%	Period	Adjustable-Rate Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	230,100,000	N / A	N / A	49	148,233,000	6.82	9.00
2	230,100,000	6.38	9.00	50	144,722,000	6.38	9.00
3	230,100,000	6.59	9.00	51	141,295,000	6.59	9.00
4	230,100,000	6.37	9.00	52	137,951,000	6.38	9.00
5	230,100,000	6.58	9.00	53	134,686,000	6.59	9.00
6	230,100,000	6.37	9.00	54	131,498,000	6.38	9.00
7	230,100,000	6.37	9.00	55	128,387,000	6.37	9.00
8	230,100,000	6.58	9.00	56	125,350,000	6.59	9.00
9	230,100,000	6.37	9.00	57	122,385,000	6.37	9.00
10	230,100,000	6.58	9.00	58	119,491,000	6.58	9.00
11	230,100,000	6.37	9.00	59	116,666,000	6.37	9.00
12	230,100,000	6.37	9.00	60	113,908,000	6.37	9.00
13	230,100,000	7.05	9.00	61	111,216,000	7.05	9.00
14	230,100,000	6.37	9.00	62	108,587,000	6.37	9.00
15	230,100,000	6.58	9.00	63	106,022,000	6.58	9.00
16	230,100,000	6.36	9.00	64	103,517,000	6.36	9.00
17	230,100,000	6.58	9.00	65	101,071,000	6.58	9.00
18	230,100,000	6.36	9.00	66	98,684,000	6.36	9.00
19	230,100,000	6.36	9.00	67	96,354,000	6.36	9.00
20	230,100,000	6.58	9.00	68	94,079,000	6.57	9.00
21	230,100,000	6.36	9.00	69	91,858,000	6.36	9.00
22	230,100,000	6.57	9.00	70	89,689,000	6.57	9.00
23	230,100,000	6.39	9.00	71	87,572,000	6.36	9.00
24	230,100,000	6.39	9.00	72	85,505,000	6.36	9.00
25	230,100,000	7.08	9.00	73	83,488,000	7.04	9.00
26	230,100,000	6.39	9.00	74	81,518,000	6.35	9.00
27	230,100,000	6.61	9.00	75	79,595,000	6.56	9.00
28	230,100,000	6.39	9.00	76	77,717,000	6.35	9.00
29	230,100,000	6.60	9.00	77	75,884,000	6.56	9.00
30	230,100,000	6.39	9.00	78	74,094,000	6.35	9.00
31	230,100,000	6.39	9.00	79	72,346,000	6.35	9.00
32	230,100,000	6.60	9.00	80	70,640,000	6.56	9.00
33	230,100,000	6.39	9.00	81	68,975,000	6.35	9.00
34	230,100,000	6.60	9.00	82	67,348,000	6.56	9.00
35	230,100,000	6.39	9.00	83	65,760,000	6.34	9.00
36	230,100,000	6.41	9.00	84	64,210,000	6.34	9.00
37	230,100,000	7.10	9.00	85	62,696,000	7.02	9.00
38	226,063,000	6.40	9.00	86	61,218,000	6.34	9.00
39	214,635,000	6.62	9.00	87	59,775,000	6.55	9.00
40	203,484,000	6.40	9.00	88	58,366,000	6.34	9.00
41	192,602,000	6.61	9.00	89	56,990,000	6.55	9.00
42	182,246,000	6.39	9.00	90	55,647,000	6.34	9.00
43	173,935,000	6.39	9.00	91	54,336,000	6.34	9.00
44	167,116,000	6.60	9.00	92	53,055,000	6.55	9.00
45	163,155,000	6.39	9.00	93	51,805,000	6.33	9.00
46	159,288,000	6.60	9.00	94	50,584,000	6.54	9.00
47	155,513,000	6.38	9.00	95	49,391,000	6.33	9.00
48	151,829,000	6.38	9.00	96	48,227,000	6.33	9.00
				97	47,091,000	6.76	9.00

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-W1

Sensitivity Analysis - To Optional Termination Date

	FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
	ARM	0% CPR	14% CPR	20% CPR	27% CPR	34% CPR	40% CPR
AV-2	Average Life (yrs)	17.90	5.20	3.70	2.75	2.10	1.62
	Modified Duration	15.55	4.91	3.56	2.68	2.06	1.60
	First Principal Period	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
	Last Principal Period	09/25/32	04/25/19	01/25/15	03/25/12	06/25/10	05/25/09
	Prin Pmt Window (mos)	343	182	131	97	76	63
AV-3	Average Life (yrs)	13.82	2.52	1.79	1.35	1.08	0.92
	Modified Duration	12.50	2.48	1.78	1.34	1.08	0.92
	First Principal Period	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
	Last Principal Period	12/25/26	12/25/09	03/25/08	12/25/06	05/25/06	12/25/05
	Prin Pmt Window (mos)	274	70	49	34	27	22
AV-4	Average Life (yrs)	26.56	10.90	7.75	5.73	4.25	3.11
	Modified Duration	21.71	9.98	7.29	5.48	4.12	3.04
	First Principal Period	12/25/26	12/25/09	03/25/08	12/25/06	05/25/06	12/25/05
	Last Principal Period	09/25/32	04/25/19	01/25/15	03/25/12	06/25/10	05/25/09
	Prin Pmt Window (mos)	70	113	83	64	50	42
AF	Average Life (yrs)	17.12	5.99	4.29	3.31	2.67	2.20
	Modified Duration	11.70	4.95	3.72	2.96	2.43	2.04
	First Principal Period	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
	Last Principal Period	09/25/32	04/25/19	01/25/15	03/25/12	06/25/10	05/25/09
	Prin Pmt Window (mos)	343	182	131	97	76	63
M-1	Average Life (yrs)	26.07	10.13	7.20	5.46	4.80	4.90
	Modified Duration	20.98	9.24	6.75	5.21	4.62	4.72
	First Principal Period	10/25/25	12/25/08	07/25/07	06/25/07	10/25/07	03/25/08
	Last Principal Period	09/25/32	04/25/19	01/25/15	03/25/12	06/25/10	05/25/09
	Prin Pmt Window (mos)	84	125	91	58	33	15
M-2	Average Life (yrs)	26.07	10.13	7.20	5.42	4.56	4.26
	Modified Duration	19.10	8.84	6.53	5.04	4.30	4.04
	First Principal Period	09/25/25	12/25/08	07/25/07	04/25/07	06/25/07	09/25/07
	Last Principal Period	09/25/32	04/25/19	01/25/15	03/25/12	06/25/10	05/25/09
	Prin Pmt Window (mos)	85	125	91	60	37	21
M-3	Average Life (yrs)	26.07	10.13	7.20	5.40	4.49	4.07
	Modified Duration	18.64	8.73	6.47	4.99	4.21	3.85
	First Principal Period	09/25/25	12/25/08	07/25/07	04/25/07	05/25/07	07/25/07
	Last Principal Period	09/25/32	04/25/19	01/25/15	03/25/12	06/25/10	05/25/09
	Prin Pmt Window (mos)	85	125	91	60	38	23
M-4	Average Life (yrs)	26.07	10.13	7.20	5.40	4.46	4.01
	Modified Duration	18.20	8.63	6.42	4.96	4.16	3.78
	First Principal Period	09/25/25	12/25/08	07/25/07	04/25/07	05/25/07	06/25/07
	Last Principal Period	09/25/32	04/25/19	01/25/15	03/25/12	06/25/10	05/25/09
	Prin Pmt Window (mos)	85	125	91	60	38	24
M-5	Average Life (yrs)	26.07	10.13	7.20	5.40	4.44	3.97
	Modified Duration	17.77	8.53	6.36	4.92	4.12	3.72
	First Principal Period	09/25/25	12/25/08	07/25/07	03/25/07	04/25/07	05/25/07
	Last Principal Period	09/25/32	04/25/19	01/25/15	03/25/12	06/25/10	05/25/09
	Prin Pmt Window (mos)	85	125	91	61	39	25
M-6	Average Life (yrs)	26.07	10.13	7.20	5.39	4.43	3.94
	Modified Duration	14.36	7.59	5.78	4.53	3.84	3.48
	First Principal Period	9/25/2025	12/25/2008	7/25/2007	3/25/2007	4/25/2007	4/25/2007
	Last Principal Period	9/25/2032	4/25/2019	1/25/2015	3/25/2012	6/25/2010	5/25/2009
	Prin Pmt Window (mos)	85	125	91	61	39	26

Sensitivity Analysis - To Maturity

	FIXED ARM	0% PPC 0% CPR	50% PPC 14% CPR	75% PPC 20% CPR	100% PPC 27% CPR	125% PPC 34% CPR	150% PPC 40% CPR
AV-2	Average Life (yrs)	17.95	5.56	4.01	3.00	2.30	1.79
	Modified Duration	15.58	5.20	3.82	2.90	2.24	1.75
	First Principal Period	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
	Last Principal Period	12/25/33	10/25/31	07/25/27	10/25/22	02/25/19	07/25/16
	Prin Pmt Window (mos)	358	332	281	224	180	149
AV-3	Average Life (yrs)	13.82	2.52	1.79	1.35	1.08	0.92
	Modified Duration	12.50	2.48	1.78	1.34	1.08	0.92
	First Principal Period	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
	Last Principal Period	12/25/26	12/25/09	03/25/08	12/25/06	05/25/06	12/25/05
	Prin Pmt Window (mos)	274	70	49	34	27	22
AV-4	Average Life (yrs)	26.71	12.02	8.71	6.51	4.89	3.63
	Modified Duration	21.81	10.84	8.07	6.15	4.68	3.51
	First Principal Period	12/25/26	12/25/09	03/25/08	12/25/06	05/25/06	12/25/05
	Last Principal Period	12/25/33	10/25/31	07/25/27	10/25/22	02/25/19	07/25/16
	Prin Pmt Window (mos)	85	263	233	191	154	128
AF	Average Life (yrs)	17.17	6.52	4.77	3.73	3.02	2.49
	Modified Duration	11.71	5.22	4.00	3.24	2.69	2.26
	First Principal Period	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04	03/25/04
	Last Principal Period	12/25/33	08/25/32	05/25/29	12/25/24	04/25/21	05/25/18
	Prin Pmt Window (mos)	358	342	303	250	206	171
M-1	Average Life (yrs)	26.21	11.04	7.96	6.07	5.29	5.35
	Modified Duration	21.06	9.91	7.35	5.72	5.05	5.12
	First Principal Period	10/25/25	12/25/08	07/25/07	06/25/07	10/25/07	03/25/08
	Last Principal Period	12/25/33	01/25/31	07/25/26	11/25/21	05/25/18	11/25/15
	Prin Pmt Window (mos)	99	266	229	174	128	93
M-2	Average Life (yrs)	26.20	10.98	7.90	5.98	5.01	4.62
	Modified Duration	19.17	9.39	7.04	5.48	4.67	4.35
	First Principal Period	09/25/25	12/25/08	07/25/07	04/25/07	06/25/07	09/25/07
	Last Principal Period	11/25/33	03/25/28	10/25/22	05/25/18	06/25/15	06/25/13
	Prin Pmt Window (mos)	99	232	184	134	97	70
M-3	Average Life (yrs)	26.19	10.91	7.82	5.90	4.88	4.39
	Modified Duration	18.70	9.23	6.92	5.38	4.54	4.12
	First Principal Period	09/25/25	12/25/08	07/25/07	04/25/07	05/25/07	07/25/07
	Last Principal Period	09/25/33	04/25/26	10/25/20	10/25/16	02/25/14	05/25/12
	Prin Pmt Window (mos)	97	209	160	115	82	59
M-4	Average Life (yrs)	26.19	10.84	7.76	5.85	4.81	4.30
	Modified Duration	18.25	9.07	6.81	5.30	4.45	4.02
	First Principal Period	09/25/25	12/25/08	07/25/07	04/25/07	05/25/07	06/25/07
	Last Principal Period	08/25/33	04/25/25	12/25/19	02/25/16	07/25/13	11/25/11
	Prin Pmt Window (mos)	96	197	150	107	75	54
M-5	Average Life (yrs)	26.18	10.74	7.68	5.78	4.75	4.21
	Modified Duration	17.81	8.91	6.69	5.21	4.37	3.93
	First Principal Period	09/25/25	12/25/08	07/25/07	03/25/07	04/25/07	05/25/07
	Last Principal Period	07/25/33	03/25/24	12/25/18	04/25/15	12/25/12	05/25/11
	Prin Pmt Window (mos)	95	184	138	98	69	49
M-6	Average Life (yrs)	26.16	10.60	7.56	5.68	4.65	4.12
	Modified Duration	14.38	7.78	5.97	4.70	3.99	3.61
	First Principal Period	9/25/2025	12/25/2008	7/25/2007	3/25/2007	4/25/2007	4/25/2007
	Last Principal Period	5/25/2033	1/25/2023	12/25/2017	7/25/2014	4/25/2012	11/25/2010
	Prin Pmt Window (mos)	93	170	126	89	61	44

Net WAC Cap for the Group II Certificates

Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)
1	-	-	33	6.27	9.72	65	6.49	11.43
2	6.21	8.75	34	6.48	9.74	66	6.28	11.33
3	6.42	8.75	35	6.27	10.02	67	6.27	11.33
4	6.21	8.75	36	6.31	10.32	68	6.48	11.41
5	6.41	8.75	37	6.99	10.48	69	6.27	11.31
6	6.20	8.75	38	6.31	10.31	70	6.48	11.39
7	6.20	8.75	39	6.52	10.35	71	6.27	11.29
8	6.41	8.75	40	6.31	10.29	72	6.27	11.28
9	6.20	8.75	41	6.52	10.65	73	6.94	11.55
10	6.41	8.75	42	6.31	10.78	74	6.27	11.26
11	6.20	8.75	43	6.30	10.78	75	6.47	11.34
12	6.20	8.75	44	6.51	10.84	76	6.26	11.24
13	6.86	8.75	45	6.30	10.76	77	6.47	11.32
14	6.20	8.75	46	6.51	10.82	78	6.26	11.22
15	6.40	8.75	47	6.30	11.04	79	6.26	11.21
16	6.20	8.75	48	6.30	11.22	80	6.47	11.29
17	6.40	8.75	49	6.73	11.39	81	6.26	11.19
18	6.19	8.75	50	6.30	11.20	82	6.46	11.27
19	6.19	8.75	51	6.50	11.28	83	6.25	11.18
20	6.40	8.75	52	6.29	11.19	84	6.25	11.17
21	6.19	8.75	53	6.50	11.26	85	6.92	11.43
22	6.40	8.75	54	6.29	11.31	86	6.25	11.15
23	6.28	9.29	55	6.29	11.30	87	6.46	11.22
24	6.28	9.39	56	6.50	11.38	88	6.25	11.13
25	6.95	9.45	57	6.29	11.28	89	6.46	11.20
26	6.28	9.38	58	6.50	11.36	90	6.25	11.10
27	6.49	9.40	59	6.28	11.27	91	6.25	11.09
28	6.28	9.37	60	6.28	11.40	92	6.45	11.17
29	6.48	9.72	61	6.96	11.67	93	6.24	11.08
30	6.27	9.73	62	6.28	11.38	94	6.45	11.15
31	6.27	9.73	63	6.49	11.46	95	6.24	11.06
32	6.48	9.75	64	6.28	11.36	96	6.24	11.05
						97	6.67	11.21

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.10% and 1.17% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Interest Rate Cap Agreement included.

Net WAC Cap for Class M Certificates

Period	NWC(1) (%)	NWC(2, 3) (%)
1	-	-
2	6.38	9.00
3	6.59	9.00
4	6.37	9.00
5	6.58	9.00
6	6.37	9.00
7	6.37	9.00
8	6.58	9.00
9	6.37	9.00
10	6.58	9.00
11	6.37	9.00
12	6.37	9.00
13	7.05	9.00
14	6.37	9.00
15	6.58	9.00
16	6.36	9.00
17	6.58	9.00
18	6.36	9.00
19	6.36	9.00
20	6.58	9.00
21	6.36	9.00
22	6.57	9.00
23	6.39	9.29
24	6.39	9.72
25	7.08	9.79
26	6.39	9.72
27	6.61	9.73
28	6.39	9.71
29	6.60	9.90
30	6.39	10.08
31	6.39	10.08
32	6.60	10.11
33	6.39	10.07
34	6.60	10.11
35	6.39	10.23
36	6.41	10.80
37	7.10	10.99
38	6.40	10.79
39	6.62	10.83
40	6.40	10.76
41	6.61	10.97
42	6.39	11.29
43	6.39	11.27
44	6.60	11.33
45	6.39	11.24
46	6.60	11.31
47	6.38	11.39
48	6.38	11.76
49	6.82	11.94
50	6.38	11.74
51	6.59	11.82
52	6.38	11.72
53	6.59	11.81
54	6.38	11.88
55	6.37	11.88
56	6.59	11.96
57	6.37	11.86
58	6.58	11.95
59	6.37	11.84
60	6.37	12.01
61	7.05	12.33
62	6.37	11.98
63	6.58	12.08
64	6.36	11.97
65	6.58	12.05
66	6.36	11.95
67	6.36	11.94
68	6.57	12.03
69	6.36	11.92
70	6.57	12.01
71	6.36	11.89
72	6.36	11.88
73	7.04	12.19
74	6.35	11.87
75	6.56	11.96
76	6.35	11.85
77	6.56	11.94
78	6.35	11.82
79	6.35	11.81
80	6.56	11.90
81	6.35	11.79
82	6.56	11.88
83	6.34	11.78
84	6.34	11.77
85	7.02	12.07
86	6.34	11.75
87	6.55	11.83
88	6.34	11.72
89	6.55	11.81
90	6.34	11.70
91	6.34	11.69
92	6.55	11.78
93	6.33	11.68
94	6.54	11.76
95	6.33	11.66
96	6.33	11.65
97	6.76	11.84

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.10% and 1.17% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Interest Rate Cap Agreement included.

Excess Spread (2)(3)

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR
1	3.90	1.1000	1.1700	3.90
2	4.77	1.1189	1.2042	4.77
3	4.81	1.1392	1.2417	4.79
4	4.75	1.1571	1.2960	4.72
5	4.79	1.2210	1.3559	4.74
6	4.74	1.2693	1.4375	4.62
7	4.73	1.2997	1.5166	4.57
8	4.77	1.3380	1.6390	4.59
9	4.71	1.4719	1.7583	4.49
10	4.75	1.5049	1.8769	4.42
11	4.70	1.7298	2.0141	4.33
12	4.69	1.7462	2.1211	4.11
13	4.83	1.9975	2.2449	4.29
14	4.67	2.0940	2.3510	3.85
15	4.72	2.1857	2.4406	3.83
16	4.66	2.2815	2.5359	3.66
17	4.70	2.3784	2.6340	3.65
18	4.64	2.4746	2.7280	3.47
19	4.63	2.5736	2.8232	3.38
20	4.67	2.6698	2.9243	3.37
21	4.61	2.7612	3.0106	3.18
22	4.66	2.8566	3.1044	3.19
23	4.62	2.9493	3.2020	3.23
24	4.62	3.0403	3.2897	3.46
25	4.76	3.1379	3.3812	3.70
26	4.60	3.2252	3.4760	3.27
27	4.64	3.3117	3.5603	3.30
28	4.58	3.4043	3.6490	3.10
29	4.62	3.4926	3.7397	3.23
30	4.56	3.5778	3.8242	3.14
31	4.54	3.6667	3.9140	3.05
32	4.59	3.7541	3.9557	3.09

Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR
33	4.52	3.8381	3.9911	2.87
34	4.56	3.9229	4.0249	2.92
35	4.50	4.0064	4.0562	2.78
36	4.51	4.0926	4.0836	3.15
37	4.66	3.9061	4.1065	3.48
38	4.52	3.9698	4.1735	3.20
39	4.59	4.0359	4.2389	3.30
40	4.55	4.1039	4.3076	3.11
41	4.61	4.1698	4.3715	3.24
42	4.56	4.2342	4.4352	3.22
43	4.56	4.2992	4.5020	3.16
44	4.61	4.3642	4.5275	3.25
45	4.56	4.4297	4.5503	3.04
46	4.61	4.4912	4.5721	3.12
47	4.55	4.5511	4.5900	2.95
48	4.55	4.6148	4.6074	3.01
49	4.66	4.4499	4.6214	3.26
50	4.55	4.4992	4.6712	3.09
51	4.60	4.5513	4.7238	3.19
52	4.55	4.6010	4.7717	2.98
53	4.60	4.6507	4.8208	3.12
54	4.54	4.7008	4.8713	3.01
55	4.54	4.7491	4.9178	2.96
56	4.59	4.7996	4.9364	3.07
57	4.54	4.8453	4.9530	2.86
58	4.59	4.8914	4.9686	2.97
59	4.53	4.9392	4.9825	2.79
60	4.53	4.9835	4.9968	2.80
61	4.69	4.8592	5.0069	3.25
62	4.53	4.8968	5.0469	2.86
63	4.58	4.9359	5.0863	2.99
64	4.53	4.9743	5.1232	2.78
65	4.58	5.0148	5.1612	2.93

Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR
66	4.52	5.0507	5.1993	2.79
67	4.52	5.0877	5.2347	2.75
68	4.57	5.1257	5.2518	2.88
69	4.52	5.1606	5.2658	2.67
70	4.57	5.1961	5.2791	2.80
71	4.51	5.2315	5.2917	2.61
72	4.51	5.2654	5.3047	2.62
73	4.67	5.1842	5.3149	3.11
74	4.51	5.2133	5.3460	2.65
75	4.56	5.2421	5.3761	2.79
76	4.50	5.2715	5.4049	2.59
77	4.56	5.3023	5.4359	2.75
78	4.50	5.3301	5.4623	2.59
79	4.50	5.3589	5.4905	2.56
80	4.55	5.3874	5.4920	2.70
81	4.50	5.4145	5.4915	2.49
82	4.55	5.4436	5.4907	2.64
83	4.49	5.4681	5.4873	2.44
84	4.49	5.4945	5.4865	2.43
85	4.65	5.3674	5.4823	2.94
86	4.49	5.3875	5.5065	2.51
87	4.54	5.4097	5.5275	2.66
88	4.48	5.4314	5.5487	2.45
89	4.54	5.4535	5.5710	2.61
90	4.48	5.4743	5.5905	2.44
91	4.48	5.4971	5.6112	2.41
92	4.53	5.5162	5.6531	2.57
93	4.48	5.5359	5.6898	2.36
94	4.53	5.5567	5.7300	2.52
95	4.48	5.5747	5.7704	2.34
96	4.49	5.5941	5.8087	2.39
97	4.60	5.7315	5.8477	2.74

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.10% and 1.17% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) interest collections on the Mortgage Loans (net of the servicing fee and the trustee fee), less the aggregate interest on the Certificates and the Certificate Insurer's premium divided by (b) the aggregate principal balance of the Mortgage Loans as of the beginning period (annualized).

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,114		
Aggregate Current Principal Balance:	$1,300,000,166.20		$59,760.45 - $746,104.92
Average Current Principal Balance:	$182,738.29		
Aggregate Original Principal Balance:	$1,301,616,856.00		$60,000.00 - $747,500.00
Average Original Principal Balance:	$182,965.54		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.121%		5.200% - 12.700%
Wtd. Avg. Original Term (months):	356		180 - 360
Wtd. Avg. Remaining Term (months):	355		174 - 360
Margin (ARM Loans Only):	5.680%		4.500% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	13.316%		11.200% - 18.450%
Minimum Mortgage Rate (ARM Loans Only):	7.316%		5.200% - 12.450%
Wtd. Avg. Original LTV:	85.04%		12.62% - 95.00%
Wtd. Avg. Borrower FICO:	620		500 - 810
Geographic Distribution (Top 5):	CA	28.56%	
	FL	10.19%	
	NY	9.74%	
	IL	8.81%	
	AZ	3.13%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed / Adjustable-Rate	3,110	$ 543,423,479.61	41.80%	358	38.79	7.399	612	88.12
3-yr Fixed / Adjustable-Rate	1,593	297,367,393.31	22.87	358	38.76	7.164	609	84.79
Fixed Rate	2,411	459,209,293.28	35.32	348	38.51	6.763	636	81.57
Total:	7,114	$1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,661	$ 133,976,358.00	10.29%	351	35.71	7.746	602	83.33
100,000.01 - 150,000.00	1,779	221,169,121.00	16.99	353	37.40	7.461	609	85.38
150,000.01 - 200,000.00	1,298	225,200,475.00	17.30	355	38.50	7.194	615	85.51
200,000.01 - 250,000.00	799	179,119,996.00	13.76	355	40.09	7.085	619	85.91
250,000.01 - 300,000.00	573	156,668,254.00	12.04	356	40.20	6.973	622	85.59
300,000.01 - 350,000.00	368	118,664,711.00	9.12	356	40.09	6.832	630	86.31
350,000.01 - 400,000.00	308	115,959,800.00	8.91	355	39.93	6.715	641	86.04
400,000.01 - 450,000.00	155	65,570,412.00	5.04	356	38.24	6.834	634	83.07
450,000.01 - 500,000.00	153	73,892,304.00	5.68	359	38.20	6.599	631	81.74
500,000.01 - 550,000.00	12	6,352,300.00	0.49	344	38.70	6.383	635	77.65
550,000.01 - 600,000.00	4	2,253,625.00	0.17	358	42.24	6.931	629	89.54
600,000.01 - 650,000.00	1	650,000.00	0.05	358	21.00	5.625	709	72.22
650,000.01 - 700,000.00	2	1,392,000.00	0.11	298	30.46	6.276	618	66.76
700,000.01 - 750,000.00	1	747,500.00	0.06	358	42.00	6.350	633	65.00
Total:	7,114	$1,301,616,856.00	100.00%	355	38.68	7.120	620	85.04

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,663	$ 134,023,647.69	10.31%	351	35.70	7.745	602	83.28
100,000.01 - 150,000.00	1,782	221,459,519.93	17.04	353	37.40	7.462	609	85.45
150,000.01 - 200,000.00	1,293	224,170,581.76	17.24	355	38.51	7.194	615	85.48
200,000.01 - 250,000.00	801	179,396,682.54	13.80	355	40.07	7.083	619	85.90
250,000.01 - 300,000.00	578	158,066,393.68	12.16	356	40.27	6.960	622	85.43
300,000.01 - 350,000.00	362	116,766,221.10	8.98	356	39.99	6.851	629	86.56
350,000.01 - 400,000.00	307	115,453,728.10	8.88	355	39.96	6.713	642	86.03
400,000.01 - 450,000.00	155	65,483,456.69	5.04	356	38.24	6.835	634	83.07
450,000.01 - 500,000.00	153	73,805,333.12	5.68	359	38.20	6.599	631	81.74
500,000.01 - 550,000.00	12	6,341,596.80	0.49	344	38.70	6.383	635	77.65
550,000.01 - 600,000.00	4	2,249,699.63	0.17	358	42.24	6.932	629	89.55
600,000.01 - 650,000.00	1	648,606.95	0.05	358	21.00	5.625	709	72.22
650,000.01 - 700,000.00	2	1,388,593.29	0.11	298	30.47	6.276	618	66.76
700,000.01 - 750,000.00	1	746,104.92	0.06	358	42.00	6.350	633	65.00
Total:	7,114	$1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	140	$ 20,555,647.19	1.58%	179	37.38	6.814	625	73.86
181 - 240	80	12,654,277.50	0.97	239	38.30	6.730	620	78.53
301 - 360	6,894	1,266,790,241.51	97.45	359	38.71	7.129	620	85.29
Total:	7,114	$1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000-5.499	133	$ 38,582,677.20	2.97%	356	37.19	5.352	679	73.21
5.500-5.999	540	134,619,179.76	10.36	351	39.34	5.794	654	79.22
6.000-6.499	818	178,982,270.25	13.77	353	39.06	6.239	638	82.93
6.500-6.999	1,415	287,081,095.90	22.08	354	39.27	6.741	629	86.64
7.000-7.499	1,236	214,231,452.91	16.48	355	38.35	7.236	619	87.51
7.500-7.999	1,312	214,566,136.42	16.51	355	38.40	7.726	604	87.63
8.000-8.499	784	111,586,314.67	8.58	357	37.77	8.210	592	87.38
8.500-8.999	533	74,417,117.82	5.72	356	38.44	8.714	576	85.94
9.000-9.499	179	22,132,708.64	1.70	356	37.78	9.183	562	83.39
9.500-9.999	95	13,992,511.74	1.08	355	38.53	9.691	557	83.16
10.000-10.499	29	3,444,347.37	0.26	358	42.01	10.157	548	75.04
10.500-10.999	12	1,916,099.44	0.15	358	35.44	10.733	538	64.41
11.000-11.499	11	1,981,676.76	0.15	358	45.88	11.170	545	61.09
11.500-11.999	10	1,722,670.18	0.13	358	30.70	11.667	530	57.84
12.000-12.499	6	601,213.07	0.05	358	36.45	12.310	567	57.56
12.500-12.999	1	142,694.07	0.01	357	54.00	12.700	501	60.00
Total:	7,114	$1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	7	$ 724,248.34	0.06%	281	27.43	7.088	592	20.45
25.01 - 30.00	5	934,930.83	0.07	359	44.38	5.959	674	27.85
30.01 - 35.00	8	874,347.56	0.07	274	35.23	7.295	581	32.89
35.01 - 40.00	16	2,402,652.58	0.18	341	38.33	6.608	620	38.07
40.01 - 45.00	18	2,636,135.93	0.20	335	38.55	6.341	611	43.04
45.01 - 50.00	50	8,813,635.36	0.68	355	38.12	7.150	615	47.98
50.01 - 55.00	79	13,380,589.44	1.03	335	38.00	6.726	615	53.11
55.01 - 60.00	114	19,630,811.75	1.51	344	40.30	7.270	599	58.02
60.01 - 65.00	199	39,392,552.43	3.03	348	39.12	6.857	605	63.53
65.01 - 70.00	293	55,897,553.30	4.30	350	39.16	6.806	611	68.54
70.01 - 75.00	473	85,944,207.74	6.61	353	39.05	6.988	596	73.87
75.01 - 80.00	879	161,586,108.97	12.43	352	38.12	6.895	609	79.26
80.01 - 85.00	900	157,933,047.21	12.15	355	38.66	7.049	603	84.27
85.01 - 90.00	1,996	356,545,437.36	27.43	356	37.24	7.325	622	89.63
90.01 - 95.00	2,077	393,303,907.40	30.25	357	40.01	7.172	637	94.72
Total:	7,114	$1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500-519	238	$ 34,827,721.62	2.68%	355	40.69	8.288	510	75.30
520-539	412	62,315,976.19	4.79	353	39.86	8.069	530	75.77
540-559	599	93,493,374.76	7.19	356	39.75	7.722	551	81.04
560-579	673	114,050,582.83	8.77	355	39.61	7.657	569	82.19
580-599	849	145,795,065.43	11.22	356	39.34	7.375	589	85.52
600-619	1,144	211,991,937.79	16.31	355	39.11	7.074	609	87.44
620-639	1,063	203,313,956.51	15.64	353	39.11	6.893	629	87.56
640-659	796	154,805,005.49	11.91	354	38.01	6.800	649	87.05
660-679	489	96,599,933.36	7.43	353	38.11	6.794	669	87.44
680-699	379	81,155,649.11	6.24	355	36.64	6.570	689	86.59
700-719	194	37,844,973.86	2.91	355	36.30	6.532	708	85.10
720-739	120	26,659,469.91	2.05	355	35.79	6.353	729	84.48
740-759	86	19,199,031.38	1.48	354	34.28	6.457	748	83.12
760-779	55	13,201,552.72	1.02	357	36.91	6.265	768	80.98
780-799	14	3,445,428.10	0.27	359	33.48	6.040	786	76.57
800 or greater	3	1,300,507.14	0.10	358	36.97	5.816	806	78.66
Total:	7,114	$1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	427	$ 69,249,764.38	5.33%	355	14.57	7.195	633	82.88
20.01-25.00	454	72,339,597.85	5.56	350	23.25	7.083	627	82.88
25.01-30.00	681	111,383,035.68	8.57	355	28.19	7.192	626	84.73
30.01-35.00	949	165,162,540.57	12.70	354	33.05	7.106	625	85.16
35.01-40.00	1,218	225,476,565.91	17.34	355	38.15	7.142	621	85.63
40.01-45.00	1,429	270,866,331.10	20.84	355	43.11	7.128	618	86.49
45.01-50.00	1,763	346,260,642.73	26.64	355	48.02	7.092	615	86.54
50.01-55.00	193	39,261,687.98	3.02	349	53.32	6.991	585	66.62
Total:	7,114	$1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	1,410	$ 371,327,277.36	28.56%	355	40.14	6.680	629	82.76
Florida	896	132,408,430.73	10.19	352	38.59	7.171	616	86.33
New York	461	126,645,020.34	9.74	352	39.11	6.816	629	81.68
Illinois	661	114,506,301.65	8.81	356	38.88	7.541	618	87.27
Arizona	324	40,686,546.06	3.13	353	37.06	7.181	621	88.21
Maryland	201	40,565,555.17	3.12	355	40.09	7.217	609	86.43
Texas	293	37,654,838.32	2.90	352	34.09	7.588	610	84.74
Ohio	297	31,934,821.88	2.46	354	36.65	7.588	602	88.13
Minnesota	179	30,962,157.21	2.38	357	38.08	7.248	618	87.41
Michigan	272	30,571,063.92	2.35	356	36.59	7.881	592	86.24
Massachusetts	114	28,463,537.18	2.19	355	38.84	7.379	609	83.60
Connecticut	140	27,496,303.31	2.12	351	39.31	7.007	621	83.84
Washington	152	26,551,324.55	2.04	357	38.46	7.203	619	87.39
New Jersey	111	25,366,953.99	1.95	355	39.70	7.349	614	82.01
Colorado	121	24,520,044.88	1.89	359	39.30	6.882	624	89.24
Pennsylvania	135	20,332,601.97	1.56	352	37.38	7.330	606	85.27
Nevada	119	19,783,780.77	1.52	357	39.24	7.435	623	88.51
Georgia	108	17,359,828.25	1.34	356	36.66	7.364	611	87.36
Missouri	153	16,274,313.23	1.25	355	36.53	7.840	598	86.33
Hawaii	52	15,138,923.73	1.16	354	38.79	6.365	651	86.40
Utah	80	12,619,040.49	0.97	353	36.74	7.475	625	91.28
North Carolina	76	10,403,218.07	0.80	353	36.68	7.282	605	87.52
Indiana	99	10,273,050.27	0.79	352	33.70	7.824	614	88.75
Rhode Island	56	10,248,756.40	0.79	356	36.30	7.006	621	81.91
Oregon	63	9,817,543.73	0.76	358	32.37	7.453	621	87.41
Wisconsin	79	9,345,195.10	0.72	359	38.58	8.207	591	87.41
Tennessee	69	8,045,128.43	0.62	351	37.90	7.501	611	89.14
New Mexico	54	7,904,888.75	0.61	357	41.01	7.597	604	85.00
Kentucky	44	5,104,385.53	0.39	353	37.52	7.504	616	89.21
Alabama	41	4,954,479.23	0.38	348	30.67	7.965	604	88.78
Louisiana	42	4,422,602.41	0.34	343	37.14	7.476	610	86.80
Maine	22	4,041,126.31	0.31	359	39.26	7.587	604	81.32
South Carolina	23	3,467,923.35	0.27	358	37.37	7.786	605	85.08
Kansas	27	3,107,884.91	0.24	354	39.77	8.369	598	87.70
Iowa	28	3,024,989.93	0.23	359	36.95	7.606	615	87.70
Alaska	17	2,886,148.47	0.22	358	36.49	7.673	610	89.29
Mississippi	26	2,464,846.79	0.19	359	35.50	8.257	585	89.22
Oklahoma	18	2,130,186.81	0.16	353	34.90	8.277	588	90.37
New Hampshire	9	1,925,297.22	0.15	359	36.32	7.457	612	89.02
Idaho	10	1,071,895.68	0.08	346	42.33	7.670	616	89.36
Vermont	4	884,860.12	0.07	359	42.20	7.953	606	87.72
Arkansas	7	865,143.90	0.07	359	38.69	7.896	602	90.78
Delaware	6	857,061.48	0.07	357	41.03	7.482	609	88.67
Wyoming	6	602,810.39	0.05	358	43.52	7.332	629	86.10
Nebraska	5	510,365.85	0.04	359	34.42	7.098	582	85.29
North Dakota	2	208,925.17	0.02	359	31.20	7.391	576	91.13
South Dakota	1	131,924.83	0.01	359	26.00	8.800	526	84.62
Montana	1	130,862.08	0.01	354	43.00	8.000	615	89.39
Total:	7,114	$1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	6,319	$ 1,185,376,624.13	91.18%	354	39.37	7.081	617	84.97
Non-Owner Occupied	740	104,910,085.90	8.07	357	31.18	7.596	649	86.00
Second Home	55	9,713,456.17	0.75	359	35.54	6.759	639	83.00
Total:	7,114	$ 1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	4,733	$ 804,893,952.96	61.91%	354	39.18	6.952	615	84.28
Stated Documentation	2,034	428,705,656.40	32.98	356	38.20	7.437	629	86.46
Limited Documentation	347	66,400,556.84	5.11	351	35.77	7.123	617	85.10
Total:	7,114	$ 1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	4,936	$ 927,942,619.71	71.38%	354	39.19	7.048	613	83.37
Purchase	1,790	309,737,120.62	23.83	358	37.37	7.356	640	90.52
Refinance-Debt Consolidation No Cash Out***	388	62,320,425.87	4.79	351	37.69	7.029	621	82.70
Total:	7,114	$ 1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

ARGENT MORTGAGE COMPANY LLC

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
A	221	$ 52,272,054.53	4.02%	356	39.73	7.233	626	84.67
A-	8	1,588,146.00	0.12	359	43.06	8.001	564	76.67
B	20	4,434,233.49	0.34	358	39.64	8.207	552	76.83
C	10	1,712,223.14	0.13	358	43.88	9.005	526	74.74
C-	37	11,615,390.87	0.89	358	43.53	7.553	594	85.55
I	4,885	903,535,688.00	69.50	355	38.27	6.927	631	86.30
II	612	109,795,484.20	8.45	353	39.46	7.319	597	84.21
III	621	101,657,443.73	7.82	354	38.00	7.433	589	83.73
IV	425	70,712,819.00	5.44	355	40.63	7.645	594	82.54
V	215	32,570,661.32	2.51	350	40.66	8.207	566	71.33
VI	60	10,106,021.92	0.78	358	40.90	9.915	551	64.32
Total:	7,114	$ 1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	5,442	$ 981,529,269.96	75.50%	354	38.81	7.102	617	84.93
Two-to Four-Family	546	115,901,491.21	8.92	355	37.52	7.294	633	84.10
PUD Detached	518	107,952,909.35	8.30	355	38.96	7.015	622	86.93
Condominium	429	72,465,057.59	5.57	357	38.29	7.211	636	86.86
Manufactured Housing	138	14,958,038.37	1.15	355	38.92	7.259	611	77.08
PUD Attached	28	5,029,186.27	0.39	346	40.77	7.274	620	86.42
Single Family Attached	13	2,164,213.45	0.17	359	35.48	7.113	653	82.05
Total:	7,114	$ 1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,870	$ 340,819,182.92	26.22%	355	38.57	7.372	615	85.48
12	398	97,107,840.20	7.47	350	38.71	6.989	635	82.21
24	2,119	362,771,176.02	27.91	358	38.76	7.364	610	87.77
36	2,727	499,301,967.06	38.41	352	38.70	6.798	627	83.32
Total:	7,114	$ 1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

DESCRIPTION OF THE TOTAL COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	6,481	$ 1,038,562,823.27	79.89%	354	38.53	7.230	616	85.36
Non-Conforming	633	261,437,342.93	20.11	356	39.28	6.685	634	83.78
Total:	7,114	$ 1,300,000,166.20	100.00%	355	38.68	7.121	620	85.04

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000-11.499	51	$ 13,398,215.00	1.59%	359	39.43	5.351	646	78.38
11.500-11.999	214	50,939,800.06	6.06	357	39.68	5.793	634	84.46
12.000-12.499	400	85,275,936.45	10.14	358	39.20	6.232	633	86.73
12.500-12.999	899	184,992,654.85	22.00	358	39.53	6.750	626	87.96
13.000-13.499	910	161,543,657.03	19.21	358	38.25	7.234	617	88.18
13.500-13.999	951	161,130,692.25	19.16	358	38.28	7.721	602	88.23
14.000-14.499	610	87,346,119.56	10.39	358	38.02	8.210	589	87.26
14.500-14.999	414	59,965,982.45	7.13	358	38.51	8.713	575	86.05
15.000-15.499	136	17,776,566.34	2.11	358	38.75	9.179	557	82.58
15.500-15.999	62	9,987,146.25	1.19	358	39.87	9.694	549	81.40
16.000-16.499	23	2,997,826.28	0.36	358	43.26	10.146	545	74.67
16.500-16.999	10	1,657,698.90	0.20	358	34.44	10.746	536	64.11
17.000-17.499	9	1,614,600.48	0.19	358	47.76	11.149	545	61.48
17.500-17.999	9	1,649,715.54	0.20	358	31.00	11.668	530	58.25
18.000-18.499	5	514,261.48	0.06	358	37.71	12.337	574	57.48
Total:	4,703	$ 840,790,872.92	100.00%	358	38.78	7.316	611	86.94

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000-5.499	51	$ 13,398,215.00	1.59%	359	39.43	5.351	646	78.38
5.500-5.999	214	50,939,800.06	6.06	357	39.68	5.793	634	84.46
6.000-6.499	400	85,275,936.45	10.14	358	39.20	6.232	633	86.73
6.500-6.999	899	184,992,654.85	22.00	358	39.53	6.750	626	87.96
7.000-7.499	910	161,543,657.03	19.21	358	38.25	7.234	617	88.18
7.500-7.999	951	161,130,692.25	19.16	358	38.28	7.721	602	88.23
8.000-8.499	610	87,346,119.56	10.39	358	38.02	8.210	589	87.26
8.500-8.999	414	59,965,982.45	7.13	358	38.51	8.713	575	86.05
9.000-9.499	136	17,776,566.34	2.11	358	38.75	9.179	557	82.58
9.500-9.999	62	9,987,146.25	1.19	358	39.87	9.694	549	81.40
10.000-10.499	23	2,997,826.28	0.36	358	43.26	10.146	545	74.67
10.500-10.999	10	1,657,698.90	0.20	358	34.44	10.746	536	64.11
11.000-11.499	9	1,614,600.48	0.19	358	47.76	11.149	545	61.48
11.500-11.999	9	1,649,715.54	0.20	358	31.00	11.668	530	58.25
12.000-12.499	5	514,261.48	0.06	358	37.71	12.337	574	57.48
Total:	4,703	$ 840,790,872.92	100.00%	358	38.78	7.316	611	86.94

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500-4.749	1,981	$ 320,100,420.85	38.07%	358	37.97	7.406	610	87.17
4.750-4.999	3	378,601.91	0.05	359	40.59	8.088	605	90.71
5.000-5.249	1	121,424.09	0.01	359	21.00	8.350	668	90.00
5.250-5.499	2	317,420.53	0.04	359	37.65	6.641	674	90.00
5.500-5.749	195	48,985,665.36	5.83	359	40.67	7.422	615	86.82
5.750-5.999	2	402,245.35	0.05	359	39.27	6.037	606	74.79
6.000-6.249	1	360,619.50	0.04	359	40.00	5.700	606	95.00
6.250-6.499	18	2,285,353.37	0.27	359	38.19	7.593	584	88.53
6.500-6.749	2,482	464,867,703.56	55.29	358	39.11	7.234	611	86.86
6.750-6.999	2	289,048.53	0.03	359	39.67	7.250	568	88.08
7.000-7.249	16	2,682,369.87	0.32	358	43.61	8.904	538	74.29
Total:	4,703	$ 840,790,872.92	100.00%	358	38.78	7.316	611	86.94

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
July 2005	7	$ 1,218,161.04	0.14%	353	44.37	7.740	593	76.52
August 2005	65	12,254,471.86	1.46	354	41.89	7.799	585	78.06
September 2005	7	1,002,201.00	0.12	345	39.92	8.116	596	80.10
October 2005	29	6,038,326.46	0.72	356	42.91	7.540	588	80.78
November 2005	142	28,344,417.22	3.37	357	38.97	7.749	603	86.59
December 2005	805	141,259,660.39	16.80	357	39.36	7.449	611	88.93
January 2006	2,045	350,790,391.64	41.72	359	38.34	7.331	614	88.43
February 2006	10	2,515,850.00	0.30	360	38.53	7.232	621	92.89
September 2006	2	462,715.17	0.06	355	43.58	7.706	680	92.36
October 2006	12	1,820,877.66	0.22	356	33.63	7.505	576	82.95
November 2006	69	12,910,920.56	1.54	357	40.34	7.309	604	84.41
December 2006	390	75,068,923.89	8.93	357	39.59	7.275	607	85.47
January 2007	1,117	206,638,906.03	24.58	359	38.40	7.110	610	84.56
February 2007	3	465,050.00	0.06	360	40.59	7.334	647	87.30
Total:	4,703	$ 840,790,872.92	100.00%	358	38.78	7.316	611	86.94

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	4,703	$ 840,790,872.92	100.00%	358	38.78	7.316	611	86.94
Total:	4,703	$ 840,790,872.92	100.00%	358	38.78	7.316	611	86.94

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	4,703	$840,790,872.92	100.00%	358	38.78	7.316	611	86.94
Total:	4,703	$840,790,872.92	100.00%	358	38.78	7.316	611	86.94

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,089	
Aggregate Current Principal Balance:	$805,284,390.05	$59,813.15 - $499,576.87
Average Current Principal Balance:	$158,240.20	
Aggregate Original Principal Balance:	$806,228,640.00	$60,000.00 - $500,000.00
Average Original Principal Balance:	$158,425.75	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.283%	5.200% - 12.700%
Wtd. Avg. Original Term (months):	357	180 - 360
Wtd. Avg. Remaining Term (months):	355	174 - 360
Margin (ARM Loans Only):	5.622%	4.500% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	13.402%	11.200% - 18.450%
Minimum Mortgage Rate (ARM Loans Only):	7.402%	5.200% - 12.450%
Wtd. Avg. Original LTV:	86.10%	12.62% - 95.00%
Wtd. Avg. Borrower FICO:	615	500 - 796
Geographic Distribution (Top 5):	CA 19.86%	
	FL 11.82%	
	IL 10.91%	
	NY 8.08%	
	AZ 3.72%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed / Adjustable-Rate	2,496	$ 379,388,125.73	47.11%	358	38.29	7.497	612	88.80
3-yr Fixed / Adjustable-Rate	1,346	224,549,323.80	27.88	358	38.67	7.241	606	84.80
Fixed Rate	1,247	201,346,940.52	25.00	346	38.72	6.927	630	82.45
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01-100,000.00	1,323	$ 106,597,387.00	13.22%	352	35.69	7.772	601	83.88
100,000.01-150,000.00	1,410	175,405,739.00	21.76	354	37.41	7.513	608	86.09
150,000.01-200,000.00	1,046	181,050,565.00	22.46	356	38.52	7.219	615	86.21
200,000.01-250,000.00	626	140,195,679.00	17.39	355	40.02	7.135	618	86.75
250,000.01-300,000.00	417	113,897,026.00	14.13	356	40.36	7.033	619	86.37
300,000.01-350,000.00	213	67,676,515.00	8.39	358	39.60	6.877	631	87.44
350,000.01-400,000.00	37	13,967,955.00	1.73	359	36.39	7.175	648	88.61
400,000.01-450,000.00	13	5,442,775.00	0.68	359	39.42	7.024	624	85.52
450,000.01-500,000.00	4	1,994,999.00	0.25	358	45.53	6.666	631	71.36
Total:	5,089	$ 806,228,640.00	100.00%	355	38.50	7.283	615	86.10

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01-100,000.00	1,325	$ 106,681,009.21	13.25%	352	35.68	7.770	601	83.82
100,000.01-150,000.00	1,412	175,609,130.10	21.81	354	37.41	7.514	608	86.16
150,000.01-200,000.00	1,042	180,236,255.06	22.38	356	38.53	7.218	614	86.18
200,000.01-250,000.00	627	140,276,500.11	17.42	355	40.01	7.135	618	86.76
250,000.01-300,000.00	418	114,104,176.98	14.17	356	40.40	7.025	620	86.32
300,000.01-350,000.00	211	66,995,619.21	8.32	358	39.55	6.889	631	87.53
350,000.01-400,000.00	37	13,953,483.07	1.73	359	36.39	7.176	648	88.61
400,000.01-450,000.00	13	5,436,494.69	0.68	359	39.42	7.025	624	85.52
450,000.01-500,000.00	4	1,991,721.62	0.25	358	45.52	6.665	631	71.36
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	88	$ 11,296,351.65	1.40%	179	37.93	6.782	624	73.67
181 - 240	43	6,113,034.39	0.76	239	37.40	6.865	613	79.67
301 - 360	4,958	787,875,004.01	97.84	359	38.52	7.294	615	86.33
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000-5.499	56	$ 13,023,126.90	1.62%	354	39.23	5.353	659	75.67
5.500-5.999	299	60,077,473.38	7.46	350	40.28	5.802	645	80.14
6.000-6.499	501	90,437,693.62	11.23	353	38.78	6.246	636	83.76
6.500-6.999	969	171,263,698.82	21.27	355	38.84	6.748	630	87.37
7.000-7.499	942	147,366,854.68	18.30	356	37.84	7.239	618	87.93
7.500-7.999	988	146,784,328.44	18.23	356	38.30	7.722	604	87.99
8.000-8.499	640	86,663,707.86	10.76	357	38.04	8.210	593	87.50
8.500-8.999	420	55,804,533.54	6.93	357	38.13	8.701	575	86.57
9.000-9.499	146	17,662,557.07	2.19	356	37.68	9.185	563	84.51
9.500-9.999	70	8,861,383.55	1.10	359	38.60	9.706	556	82.81
10.000-10.499	22	2,406,390.11	0.30	358	41.14	10.155	545	73.14
10.500-10.999	11	1,484,258.59	0.18	358	39.35	10.699	538	65.69
11.000-11.499	10	1,494,348.71	0.19	358	43.56	11.210	546	59.81
11.500-11.999	8	1,210,127.64	0.15	359	26.64	11.675	530	61.65
12.000-12.499	6	601,213.07	0.07	358	36.45	12.310	567	57.56
12.500-12.999	1	142,694.07	0.02	357	54.00	12.700	501	60.00
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	6	$ 624,361.98	0.08%	269	28.29	7.374	583	20.94
25.01 - 30.00	2	344,689.88	0.04	359	28.87	6.559	654	28.82
30.01 - 35.00	7	809,790.02	0.10	281	33.81	7.387	578	32.92
35.01 - 40.00	9	1,347,776.59	0.17	328	43.50	7.010	581	37.79
40.01 - 45.00	15	2,030,291.12	0.25	339	38.18	6.393	602	42.88
45.01 - 50.00	33	5,001,521.92	0.62	353	42.89	7.208	595	48.31
50.01 - 55.00	46	6,493,368.76	0.81	336	39.46	7.076	598	52.77
55.01 - 60.00	65	9,111,308.95	1.13	340	39.40	8.041	584	58.33
60.01 - 65.00	116	18,900,931.04	2.35	352	38.82	7.160	591	63.63
65.01 - 70.00	194	30,891,147.47	3.84	350	39.10	7.121	588	68.58
70.01 - 75.00	306	45,754,179.97	5.68	355	39.22	7.276	585	73.90
75.01 - 80.00	574	85,756,166.05	10.65	354	38.07	7.100	596	79.40
80.01 - 85.00	644	99,149,161.84	12.31	355	37.70	7.175	598	84.34
85.01 - 90.00	1,450	221,830,197.96	27.55	357	37.14	7.466	619	89.68
90.01 - 95.00	1,622	277,239,496.50	34.43	357	39.70	7.250	635	94.73
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500-519	183	$ 24,195,739.87	3.00%	355	40.04	8.405	510	75.06
520-539	299	41,400,589.67	5.14	355	39.51	8.135	530	76.53
540-559	440	62,209,206.66	7.73	356	39.12	7.750	551	81.00
560-579	519	79,346,347.55	9.85	356	39.56	7.761	568	82.66
580-599	666	100,338,753.02	12.46	355	39.06	7.542	589	86.76
600-619	814	129,710,060.57	16.11	355	38.57	7.161	609	88.53
620-639	755	125,520,501.51	15.59	356	38.75	7.009	629	89.05
640-659	551	93,587,227.66	11.62	356	37.94	6.972	649	88.33
660-679	338	57,433,424.27	7.13	352	37.63	6.882	669	88.57
680-699	228	40,287,725.53	5.00	354	36.57	6.710	688	88.24
700-719	135	22,272,654.69	2.77	352	36.77	6.741	708	87.53
720-739	75	13,726,569.21	1.70	357	36.31	6.630	730	88.42
740-759	50	8,638,416.86	1.07	359	35.58	6.910	749	88.54
760-779	27	4,818,563.24	0.60	355	36.11	6.574	767	85.01
780-799	9	1,798,609.74	0.22	359	32.20	6.170	786	77.69
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	303	$ 41,450,612.66	5.15%	356	14.78	7.482	624	84.67
20.01-25.00	334	46,586,063.56	5.79	351	23.27	7.248	621	84.60
25.01-30.00	512	72,880,037.55	9.05	355	28.09	7.358	619	85.57
30.01-35.00	678	104,350,676.40	12.96	355	33.01	7.296	618	86.20
35.01-40.00	874	138,013,689.81	17.14	355	38.14	7.286	617	86.62
40.01-45.00	1,038	172,953,339.95	21.48	357	43.11	7.260	614	87.38
45.01-50.00	1,236	209,751,934.94	26.05	356	48.01	7.234	611	87.29
50.01-55.00	114	19,298,035.18	2.40	346	53.13	7.307	579	66.10
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	756	$159,896,241.96	19.86%	355	40.22	6.876	621	83.14
Florida	671	95,224,051.36	11.82	354	38.64	7.219	615	87.48
Illinois	551	87,856,312.49	10.91	357	38.42	7.538	618	87.70
New York	267	65,060,289.87	8.08	354	39.20	6.984	624	82.74
Arizona	253	29,923,930.79	3.72	353	37.15	7.266	619	89.07
Maryland	151	27,406,227.46	3.40	354	39.89	7.373	604	86.67
Texas	217	26,253,782.04	3.26	353	34.80	7.740	607	85.81
Michigan	221	24,136,177.72	3.00	359	36.49	7.941	590	86.88
Minnesota	147	24,008,052.72	2.98	357	38.64	7.268	618	88.12
Ohio	226	23,740,853.29	2.95	355	36.37	7.637	600	88.53
Massachusetts	83	19,054,799.72	2.37	354	40.27	7.483	607	84.53
Washington	110	18,236,400.94	2.26	358	38.49	7.193	614	87.78
Connecticut	99	17,252,562.58	2.14	354	39.43	7.155	612	83.75
Pennsylvania	110	15,607,638.25	1.94	352	36.97	7.352	604	86.39
Colorado	90	15,467,255.02	1.92	359	38.89	6.931	630	90.66
New Jersey	76	15,234,492.81	1.89	355	38.73	7.439	612	81.86
Nevada	92	14,724,400.45	1.83	359	39.71	7.478	620	89.59
Missouri	122	13,057,356.67	1.62	355	36.52	7.841	596	86.50
Georgia	76	11,546,399.93	1.43	359	37.14	7.185	608	86.56
Hawaii	34	9,585,486.90	1.19	352	39.52	6.489	655	85.84
Utah	63	9,127,092.68	1.13	357	36.73	7.588	620	91.11
North Carolina	63	8,957,199.64	1.11	354	37.15	7.267	606	87.61
Indiana	79	8,109,000.75	1.01	353	34.34	7.776	612	89.08
Wisconsin	72	7,869,665.10	0.98	359	36.93	7.957	595	88.72
Oregon	51	7,705,343.92	0.96	358	32.99	7.431	617	87.95
Rhode Island	40	6,615,544.74	0.82	355	36.38	7.057	601	80.29
Tennessee	57	6,543,154.44	0.81	355	39.09	7.444	615	89.32
New Mexico	41	5,049,066.67	0.63	356	39.19	7.455	617	86.83
Kentucky	35	3,804,282.03	0.47	355	36.98	7.603	616	88.30
Alabama	33	3,667,873.49	0.46	349	33.32	7.981	603	89.06
Louisiana	34	3,620,043.43	0.45	342	37.90	7.563	609	86.72
Iowa	25	2,743,129.99	0.34	359	36.21	7.535	615	87.65
Alaska	14	2,457,687.34	0.31	358	38.82	7.697	610	89.17
Maine	14	2,411,363.95	0.30	358	36.55	7.830	591	84.44
Mississippi	23	2,182,685.59	0.27	359	34.61	8.335	585	89.02
Kansas	20	1,958,394.17	0.24	352	41.22	8.016	595	88.90
South Carolina	17	1,792,271.19	0.22	358	42.43	8.385	582	86.45
Oklahoma	12	1,665,122.26	0.21	359	35.36	8.291	578	90.73
New Hampshire	7	1,237,398.46	0.15	358	40.31	8.074	602	87.15
Idaho	10	1,071,895.68	0.13	346	42.33	7.670	616	89.36
Delaware	6	857,061.48	0.11	357	41.03	7.482	609	88.67
Arkansas	5	705,859.85	0.09	359	39.78	7.836	610	93.15
Wyoming	6	602,810.39	0.07	358	43.52	7.332	629	86.10
Nebraska	5	510,365.85	0.06	359	34.42	7.098	582	85.29
Vermont	2	406,513.99	0.05	358	46.65	7.901	585	88.15
North Dakota	2	208,925.17	0.03	359	31.20	7.391	576	91.13
South Dakota	1	131,924.83	0.02	359	26.00	8.800	526	84.62
Total:	5,089	$805,284,390.05	100.00%	355	38.50	7.283	615	86.10

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	4,465	$ 723,359,503.15	89.83%	355	39.27	7.250	611	86.11
Non-Owner Occupied	582	75,822,122.35	9.42	357	31.27	7.632	647	86.12
Second Home	42	6,102,764.55	0.76	359	37.23	6.936	631	84.45
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	3,409	$ 512,828,407.73	63.68%	355	39.23	7.130	608	85.19
Stated Documentation	1,448	255,177,983.94	31.69	357	37.46	7.582	628	87.72
Limited Documentation	232	37,277,998.38	4.63	353	35.57	7.341	616	87.49
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	3,425	$ 553,719,218.95	68.76%	354	39.04	7.210	606	84.26
Purchase	1,389	212,639,582.61	26.41	358	37.15	7.483	637	91.07
Refinance-Debt Consolidation No Cash Out***	275	38,925,588.49	4.83	352	38.23	7.227	613	85.09
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
A	133	$ 26,018,280.73	3.23%	354	39.74	7.355	625	84.77
A-	4	651,469.61	0.08	359	38.41	7.878	571	74.12
B	12	2,312,852.52	0.29	358	39.11	8.320	564	78.84
C	7	1,280,088.61	0.16	358	42.30	9.086	524	77.23
C-	18	3,411,453.55	0.42	359	44.43	7.999	570	88.44
I	3,454	550,686,783.17	68.38	355	38.20	7.098	626	87.71
II	446	70,175,826.32	8.71	354	38.74	7.442	596	85.06
III	488	74,363,193.31	9.23	356	37.81	7.490	587	84.55
IV	311	45,371,600.91	5.63	357	40.30	7.749	592	83.19
V	165	23,541,328.75	2.92	352	40.75	8.262	568	71.93
VI	51	7,471,512.57	0.93	358	39.72	10.245	551	63.32
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	3,838	$ 593,264,757.64	73.67%	355	38.55	7.276	610	86.11
Two-to Four-Family	417	81,802,345.93	10.16	357	37.44	7.407	630	84.76
PUD Detached	367	64,810,900.50	8.05	355	39.13	7.160	619	88.28
Condominium	325	48,716,245.44	6.05	357	38.76	7.326	636	87.71
Manufactured Housing	111	12,273,722.71	1.52	355	39.28	7.223	607	76.62
PUD Attached	21	3,235,007.24	0.40	359	40.32	7.646	616	85.84
Single Family Attached	10	1,181,410.59	0.15	359	31.67	7.204	652	86.43
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,412	$ 234,245,115.49	29.09%	356	38.46	7.435	613	86.06
12	222	43,513,014.76	5.40	352	38.36	7.229	628	82.37
24	1,709	254,703,429.52	31.63	358	38.26	7.457	612	88.58
36	1,746	272,822,830.28	33.88	352	38.79	6.999	617	84.41
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10
Total:	5,089	$ 805,284,390.05	100.00%	355	38.50	7.283	615	86.10

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000-11.499	29	$ 6,485,346.74	1.07%	359	40.62	5.358	644	78.34
11.500-11.999	151	29,340,589.71	4.86	355	39.66	5.799	636	84.24
12.000-12.499	309	54,731,087.74	9.06	358	38.77	6.250	632	87.07
12.500-12.999	704	124,951,211.14	20.69	359	38.99	6.751	628	88.29
13.000-13.499	750	118,887,791.93	19.69	358	37.78	7.237	617	88.54
13.500-13.999	786	119,756,581.69	19.83	358	38.17	7.719	603	88.48
14.000-14.499	541	73,760,016.42	12.21	358	37.96	8.211	590	87.59
14.500-14.999	355	48,244,847.91	7.99	358	38.24	8.702	575	86.42
15.000-15.499	117	14,696,462.92	2.43	359	38.68	9.183	560	84.20
15.500-15.999	50	6,739,352.20	1.12	359	39.37	9.707	551	81.47
16.000-16.499	20	2,266,641.53	0.38	358	42.14	10.154	541	72.26
16.500-16.999	9	1,225,858.05	0.20	358	38.82	10.710	536	65.56
17.000-17.499	8	1,127,272.43	0.19	357	45.50	11.192	546	59.95
17.500-17.999	8	1,210,127.64	0.20	359	26.64	11.675	530	61.65
18.000-18.499	5	514,261.48	0.09	358	37.71	12.337	574	57.48
Total:	3,842	$ 603,937,449.53	100.00%	358	38.43	7.402	610	87.31

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000-5.499	29	$ 6,485,346.74	1.07%	359	40.62	5.358	644	78.34
5.500-5.999	151	29,340,589.71	4.86	355	39.66	5.799	636	84.24
6.000-6.499	309	54,731,087.74	9.06	358	38.77	6.250	632	87.07
6.500-6.999	704	124,951,211.14	20.69	359	38.99	6.751	628	88.29
7.000-7.499	750	118,887,791.93	19.69	358	37.78	7.237	617	88.54
7.500-7.999	786	119,756,581.69	19.83	358	38.17	7.719	603	88.48
8.000-8.499	541	73,760,016.42	12.21	358	37.96	8.211	590	87.59
8.500-8.999	355	48,244,847.91	7.99	358	38.24	8.702	575	86.42
9.000-9.499	117	14,696,462.92	2.43	359	38.68	9.183	560	84.20
9.500-9.999	50	6,739,352.20	1.12	359	39.37	9.707	551	81.47
10.000-10.499	20	2,266,641.53	0.38	358	42.14	10.154	541	72.26
10.500-10.999	9	1,225,858.05	0.20	358	38.82	10.710	536	65.56
11.000-11.499	8	1,127,272.43	0.19	357	45.50	11.192	546	59.95
11.500-11.999	8	1,210,127.64	0.20	359	26.64	11.675	530	61.65
12.000-12.499	5	514,261.48	0.09	358	37.71	12.337	574	57.48
Total:	3,842	$ 603,937,449.53	100.00%	358	38.43	7.402	610	87.31

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500-4.749	1,716	$ 252,790,991.76	41.86%	358	37.88	7.459	608	87.53
4.750-4.999	3	378,601.91	0.06	359	40.59	8.088	605	90.71
5.250-5.499	1	188,832.43	0.03	359	34.00	6.600	721	90.00
5.500-5.749	122	24,247,223.72	4.01	359	40.10	7.528	614	86.33
5.750-5.999	2	402,245.35	0.07	359	39.27	6.037	606	74.79
6.250-6.499	18	2,285,353.37	0.38	359	38.19	7.593	584	88.53
6.500-6.749	1,969	321,873,735.93	53.30	358	38.71	7.341	611	87.27
7.000-7.249	11	1,770,465.06	0.29	358	42.54	8.738	541	77.98
Total:	3,842	$ 603,937,449.53	100.00%	358	38.43	7.402	610	87.31

DESCRIPTION OF THE GROUP I COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
July 2005	5	$ 873,644.08	0.14%	353	42.13	7.410	622	77.52
August 2005	48	8,260,370.28	1.37	354	44.74	7.697	586	78.61
September 2005	6	915,015.45	0.15	355	40.10	8.185	599	80.75
October 2005	15	2,422,547.79	0.40	356	40.88	8.204	567	73.10
November 2005	92	15,372,744.50	2.55	357	37.43	7.881	595	88.83
December 2005	646	98,654,057.93	16.34	358	38.50	7.568	611	89.54
January 2006	1,676	251,369,445.70	41.62	359	37.98	7.431	615	89.04
February 2006	8	1,520,300.00	0.25	360	40.17	7.334	608	93.14
September 2006	1	122,038.99	0.02	355	48.00	8.700	643	85.00
October 2006	7	908,513.43	0.15	356	42.80	8.409	554	82.37
November 2006	58	9,970,596.99	1.65	357	40.86	7.271	599	82.63
December 2006	332	57,582,882.42	9.53	357	38.98	7.373	605	85.09
January 2007	945	155,500,241.97	25.75	358	38.38	7.182	607	84.83
February 2007	3	465,050.00	0.08	360	40.59	7.334	647	87.30
Total:	3,842	$ 603,937,449.53	100.00%	358	38.43	7.402	610	87.31

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	3,842	$ 603,937,449.53	100.00%	358	38.43	7.402	610	87.31
Total:	3,842	$ 603,937,449.53	100.00%	358	38.43	7.402	610	87.31

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	3,842	$ 603,937,449.53	100.00%	358	38.43	7.402	610	87.31
Total:	3,842	$ 603,937,449.53	100.00%	358	38.43	7.402	610	87.31

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	1,593	
Aggregate Current Principal Balance:	$394,786,329.01	$59,870.90 - $746,104.92
Average Current Principal Balance:	$247,825.69	
Aggregate Original Principal Balance:	$395,314,376.00	$60,000.00 - $747,500.00
Average Original Principal Balance:	$248,157.17	
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	6.923%	5.200% - 11.650%
Wtd. Avg. Original Term (months):	356	180 - 360
Wtd. Avg. Remaining Term (months):	355	174 - 360
Margin (ARM Loans Only):	5.828%	4.500% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	13.096%	11.200% - 17.650%
Minimum Mortgage Rate (ARM Loans Only):	7.096%	5.200% - 11.650%
Wtd. Avg. Original LTV:	84.08%	17.39% - 95.00%
Wtd. Avg. Borrower FICO:	624	500 - 810

Geographic Distribution (Top 5):	CA	42.44%
	NY	11.40%
	FL	7.43%
	IL	6.07%
	MD	2.53%

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed / Adjustable-Rate	614	$ 164,035,353.88	41.55%	358	39.94	7.171	611	86.54
3-yr Fixed / Adjustable-Rate	247	72,818,069.51	18.44	358	39.04	6.927	616	84.76
Fixed Rate	732	157,932,905.62	40.00	350	38.34	6.664	640	81.22
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01-100,000.00	249	$ 20,298,736.00	5.13%	349	35.67	7.705	603	81.24
100,000.01-150,000.00	290	36,031,832.00	9.11	350	37.71	7.279	613	83.17
150,000.01-200,000.00	201	35,083,655.00	8.87	352	38.63	7.152	612	82.72
200,000.01-250,000.00	144	32,282,177.00	8.17	354	39.98	6.948	619	83.26
250,000.01-300,000.00	110	30,228,472.00	7.65	357	39.67	6.917	620	83.11
300,000.01-350,000.00	120	39,606,346.00	10.02	356	40.46	6.846	624	86.17
350,000.01-400,000.00	220	82,670,221.00	20.91	355	40.46	6.724	634	86.66
400,000.01-450,000.00	118	49,993,307.00	12.65	357	38.02	6.890	633	83.92
450,000.01-500,000.00	126	60,833,705.00	15.39	359	38.78	6.706	625	83.03
500,000.01-550,000.00	10	5,284,800.00	1.34	341	39.76	6.437	636	78.80
550,000.01-600,000.00	4	2,253,625.00	0.57	358	42.24	6.931	629	89.54
700,000.01-750,000.00	1	747,500.00	0.19	358	42.00	6.350	633	65.00
Total:	1,593	$ 395,314,376.00	100.00%	355	39.14	6.923	624	84.08

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01-100,000.00	249	$ 20,271,832.87	5.13%	349	35.67	7.706	603	81.24
100,000.01-150,000.00	291	36,132,673.47	9.15	350	37.69	7.278	612	83.23
150,000.01-200,000.00	200	34,881,423.41	8.84	352	38.65	7.153	612	82.67
200,000.01-250,000.00	144	32,237,412.99	8.17	354	39.98	6.948	619	83.26
250,000.01-300,000.00	114	31,388,785.85	7.95	357	39.86	6.885	619	82.69
300,000.01-350,000.00	117	38,704,589.15	9.80	356	40.23	6.873	623	86.65
350,000.01-400,000.00	219	82,206,978.91	20.82	355	40.51	6.722	634	86.65
400,000.01-450,000.00	118	49,929,071.87	12.65	357	38.02	6.890	633	83.92
450,000.01-500,000.00	126	60,762,040.08	15.39	359	38.78	6.707	625	83.03
500,000.01-550,000.00	10	5,275,715.86	1.34	341	39.75	6.438	636	78.80
550,000.01-600,000.00	4	2,249,699.63	0.57	358	42.24	6.932	629	89.55
700,000.01-750,000.00	1	746,104.92	0.19	358	42.00	6.350	633	65.00
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	31	$ 5,498,056.84	1.39%	179	36.21	6.944	627	76.75
181 - 240	24	3,492,059.76	0.88	238	37.63	6.841	614	78.41
301 - 360	1,538	385,796,212.41	97.72	358	39.19	6.924	624	84.24
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000-5.499	53	$ 16,382,494.35	4.15%	356	36.54	5.355	677	75.15
5.500-5.999	173	54,467,393.38	13.80	355	39.01	5.794	652	79.00
6.000-6.499	233	65,932,605.69	16.70	356	39.47	6.217	640	83.33
6.500-6.999	360	95,521,457.29	24.20	354	40.00	6.738	627	86.09
7.000-7.499	245	57,610,182.67	14.59	355	39.35	7.227	620	86.92
7.500-7.999	259	56,666,444.26	14.35	354	38.76	7.733	600	86.58
8.000-8.499	117	21,172,474.59	5.36	356	37.02	8.207	586	86.40
8.500-8.999	89	15,400,220.40	3.90	357	39.00	8.761	578	83.83
9.000-9.499	30	4,153,314.65	1.05	358	38.75	9.170	554	78.29
9.500-9.999	23	5,010,073.03	1.27	349	38.77	9.664	558	83.74
10.000-10.499	7	1,037,957.26	0.26	359	44.03	10.161	556	79.45
10.500-10.999	1	431,840.85	0.11	359	22.00	10.850	538	60.00
11.000-11.499	1	487,328.05	0.12	359	53.00	11.050	542	65.00
11.500-11.999	2	512,542.54	0.13	357	40.30	11.650	531	48.86
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	1	$ 99,886.36	0.03%	359	22.00	5.300	650	17.39
25.01-30.00	2	187,694.65	0.05	357	50.08	6.163	644	28.15
30.01-35.00	1	64,557.54	0.02	178	53.00	6.150	617	32.50
35.01-40.00	6	970,039.00	0.25	359	30.56	5.971	680	38.34
40.01-45.00	2	488,254.03	0.12	358	46.01	6.228	631	44.21
45.01-50.00	13	2,794,564.58	0.71	358	33.38	7.623	611	47.40
50.01-55.00	21	3,989,425.01	1.01	340	35.85	6.526	618	52.98
55.01-60.00	34	7,227,102.50	1.83	355	40.72	6.795	595	57.62
60.01-65.00	57	14,053,813.99	3.56	345	38.86	6.727	613	63.47
65.01-70.00	71	17,053,707.07	4.32	355	40.40	6.631	629	68.58
70.01-75.00	129	31,304,948.68	7.93	353	39.40	6.791	594	73.92
75.01-80.00	239	59,255,422.88	15.01	352	38.47	6.737	621	79.19
80.01-85.00	196	45,338,474.03	11.48	356	39.84	6.927	606	84.13
85.01-90.00	452	114,657,158.58	29.04	356	37.65	7.114	626	89.57
90.01-95.00	369	97,301,280.11	24.65	357	40.93	6.954	643	94.71
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500-519	51	$ 10,277,346.04	2.60%	357	42.18	8.022	510	76.25
520-539	98	18,372,264.05	4.65	353	39.97	8.014	530	74.54
540-559	125	25,717,338.24	6.51	358	41.25	7.753	551	81.61
560-579	130	29,721,515.08	7.53	354	40.60	7.477	569	81.45
580-599	146	38,176,079.04	9.67	356	39.71	6.995	590	83.11
600-619	274	70,056,601.38	17.75	355	40.48	6.959	609	86.04
620-639	236	60,875,935.71	15.42	353	39.44	6.657	629	86.12
640-659	186	46,930,374.42	11.89	354	37.93	6.616	649	86.75
660-679	110	29,547,391.09	7.48	356	38.72	6.715	668	85.92
680-699	113	31,141,009.16	7.89	356	36.87	6.446	689	85.71
700-719	43	10,733,344.44	2.72	359	36.46	6.356	709	84.89
720-739	30	8,924,807.50	2.26	353	34.42	6.185	728	81.87
740-759	29	8,005,633.65	2.03	353	32.57	6.156	749	80.75
760-779	18	4,926,951.24	1.25	358	36.57	6.328	767	80.70
780-799	3	852,466.42	0.22	359	33.81	6.423	782	91.86
800 or greater	1	527,271.55	0.13	359	42.00	5.970	810	70.00
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	94	$ 20,891,873.30	5.29%	356	14.02	6.914	643	80.98
20.01-25.00	95	19,929,311.16	5.05	346	23.28	6.835	637	79.55
25.01-30.00	132	30,368,993.74	7.69	355	28.43	6.993	632	84.15
30.01-35.00	203	46,321,356.24	11.73	353	33.20	6.855	634	84.55
35.01-40.00	276	70,897,344.08	17.96	355	38.11	6.972	622	84.58
40.01-45.00	310	80,502,385.86	20.39	357	43.08	6.904	625	85.76
45.01-50.00	420	110,397,163.99	27.96	355	47.99	6.947	616	86.01
50.01-55.00	63	15,477,900.64	3.92	357	53.32	6.820	583	67.85
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	516	$167,554,604.77	42.44%	357	40.58	6.621	627	83.67
New York	144	45,018,796.43	11.40	354	38.76	6.678	634	80.73
Florida	169	29,351,032.16	7.43	350	38.39	7.085	616	84.24
Illinois	95	23,964,426.89	6.07	354	39.89	7.571	619	86.35
Maryland	36	9,997,116.38	2.53	358	41.09	6.957	615	87.19
Arizona	60	9,555,279.32	2.42	356	36.49	6.916	623	85.52
Colorado	31	9,052,789.86	2.29	358	40.01	6.799	615	86.82
Texas	57	8,462,179.98	2.14	348	33.68	7.217	624	83.80
Massachusetts	27	8,388,971.84	2.12	359	34.88	7.286	616	82.44
Connecticut	31	8,124,555.90	2.06	347	38.42	6.661	641	84.10
New Jersey	28	8,110,724.92	2.05	353	40.00	7.307	615	82.33
Washington	33	6,719,446.72	1.70	358	38.78	7.212	625	86.50
Ohio	54	6,243,950.29	1.58	350	38.15	7.463	607	86.68
Minnesota	28	6,133,614.03	1.55	358	37.72	7.223	618	85.96
Michigan	47	5,778,580.38	1.46	347	38.04	7.619	595	83.14
Georgia	24	4,775,802.13	1.21	355	35.87	7.679	620	89.27
Hawaii	11	3,631,250.68	0.92	358	34.96	6.124	634	86.29
Nevada	19	3,553,253.51	0.90	358	39.69	7.422	634	85.12
Rhode Island	13	3,108,959.82	0.79	358	35.30	6.942	656	84.53
Utah	15	2,963,642.11	0.75	338	37.57	7.118	634	91.13
New Mexico	13	2,855,822.08	0.72	358	44.24	7.848	583	81.75
Pennsylvania	15	2,820,889.50	0.71	350	37.11	7.360	610	82.98
Missouri	23	2,399,207.99	0.61	359	36.92	7.994	599	87.57
Oregon	11	2,006,969.04	0.51	358	30.01	7.506	633	85.20
Indiana	15	1,698,208.46	0.43	358	30.89	8.057	627	88.08
Wisconsin	7	1,475,530.00	0.37	359	47.35	9.540	569	80.45
Tennessee	9	1,254,809.68	0.32	326	31.87	7.793	591	87.49
Maine	7	1,234,103.31	0.31	359	41.44	7.382	611	74.90
South Carolina	4	1,155,936.99	0.29	357	31.63	7.453	626	80.74
Kansas	7	1,149,490.74	0.29	359	37.29	8.971	604	85.66
Kentucky	7	1,124,916.07	0.28	348	38.81	7.214	615	92.14
North Carolina	8	928,514.44	0.24	345	34.41	7.463	595	88.69
Alabama	3	824,654.61	0.21	358	14.89	7.865	607	87.16
New Hampshire	2	687,898.76	0.17	359	29.15	6.347	630	92.37
Louisiana	6	614,439.08	0.16	344	34.57	6.847	613	86.71
Vermont	2	478,346.13	0.12	359	38.42	7.996	623	87.36
Alaska	3	428,461.13	0.11	359	23.10	7.535	607	90.00
Oklahoma	5	366,144.12	0.09	328	36.27	8.529	605	88.86
Mississippi	3	282,161.20	0.07	359	42.39	7.651	585	90.79
Iowa	3	281,859.94	0.07	357	44.15	8.291	615	88.21
Montana	1	130,862.08	0.03	354	43.00	8.000	615	89.39
Arkansas	1	98,125.54	0.02	358	50.00	8.300	531	75.00
Total:	1,593	$394,786,329.01	100.00%	355	39.14	6.923	624	84.08

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	1,451	$ 367,147,772.96	93.00%	355	39.76	6.886	621	84.00
Non-Owner Occupied	133	25,320,004.26	6.41	355	30.70	7.479	654	85.27
Second Home	9	2,318,551.79	0.59	359	33.21	6.695	657	85.24
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	989	$ 216,947,856.00	54.95%	354	39.36	6.698	621	83.66
Stated Documentation	513	155,181,446.90	39.31	356	39.22	7.237	628	84.90
Limited Documentation	91	22,657,026.11	5.74	351	36.46	6.935	614	82.52
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,170	$ 293,488,641.62	74.34%	354	39.59	6.879	617	82.67
Purchase	345	84,754,432.60	21.47	358	38.07	7.103	646	89.57
Refinance-Debt Consolidation No Cash Out***	78	16,543,254.79	4.19	350	36.62	6.786	627	81.12
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
A	77	$ 23,334,634.46	5.91%	358	39.50	7.109	625	84.73
A-	4	936,676.39	0.24	359	46.30	8.087	558	78.45
B	8	2,121,380.97	0.54	358	40.21	8.083	538	74.63
C	3	432,134.53	0.11	359	48.58	8.764	534	67.37
C-	16	6,967,812.32	1.76	358	44.57	7.569	601	85.97
I	1,095	272,236,913.45	68.96	355	38.44	6.710	636	85.13
II	133	32,833,638.65	8.32	356	41.62	7.161	598	82.99
III	112	23,282,611.81	5.90	354	38.39	7.284	594	81.59
IV	98	22,815,955.19	5.78	353	41.39	7.550	594	82.16
V	38	7,190,061.89	1.82	353	39.41	8.178	555	70.36
VI	9	2,634,509.35	0.67	359	44.25	8.980	550	67.16
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	1,259	$ 308,083,156.36	78.04%	355	39.48	6.905	622	83.82
PUD Detached	122	34,557,796.35	8.75	356	38.79	6.900	622	86.63
Two-to Four-Family	102	27,666,922.79	7.01	352	37.39	7.060	639	82.81
Condominium	84	20,264,796.37	5.13	358	37.03	7.035	634	86.14
Manufactured Housing	17	1,695,456.58	0.43	359	35.44	7.405	634	76.57
PUD Attached	6	1,535,397.70	0.39	316	40.34	6.562	630	89.18
Single Family Attached	3	982,802.86	0.25	359	40.07	7.003	654	76.78
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	375	$ 92,417,233.23	23.41%	354	38.86	7.241	619	84.49
12	124	36,963,274.32	9.36	353	38.69	6.917	641	82.87
24	401	106,193,340.10	26.90	357	39.88	7.153	607	86.01
36	693	159,212,481.36	40.33	354	38.91	6.587	633	82.84
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	1,069	$ 178,825,699.01	45.30%	353	38.61	7.106	617	83.09
Non-Conforming	524	215,960,630.00	54.70	357	39.57	6.772	629	84.90
Total:	1,593	$ 394,786,329.01	100.00%	355	39.14	6.923	624	84.08

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000-11.499	22	$ 6,912,868.26	2.92%	359	38.32	5.343	647	78.42
11.500-11.999	63	21,599,210.35	9.12	359	39.71	5.785	630	84.76
12.000-12.499	91	30,544,848.71	12.90	359	39.97	6.200	635	86.12
12.500-12.999	195	60,041,443.71	25.35	358	40.64	6.747	623	87.28
13.000-13.499	160	42,655,865.10	18.01	358	39.57	7.226	616	87.17
13.500-13.999	165	41,374,110.56	17.47	358	38.59	7.729	599	87.52
14.000-14.499	69	13,586,103.14	5.74	357	38.34	8.202	582	85.45
14.500-14.999	59	11,721,134.54	4.95	358	39.62	8.761	576	84.54
15.000-15.499	19	3,080,103.42	1.30	358	39.09	9.162	541	74.88
15.500-15.999	12	3,247,794.05	1.37	357	40.91	9.667	545	81.26
16.000-16.499	3	731,184.75	0.31	359	46.72	10.125	556	82.14
16.500-16.999	1	431,840.85	0.18	359	22.00	10.850	538	60.00
17.000-17.499	1	487,328.05	0.21	359	53.00	11.050	542	65.00
17.500-17.999	1	439,587.90	0.19	357	43.00	11.650	529	48.89
Total:	861	$ 236,853,423.39	100.00%	358	39.67	7.096	613	86.00

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000-5.499	22	$ 6,912,868.26	2.92%	359	38.32	5.343	647	78.42
5.500-5.999	63	21,599,210.35	9.12	359	39.71	5.785	630	84.76
6.000-6.499	91	30,544,848.71	12.90	359	39.97	6.200	635	86.12
6.500-6.999	195	60,041,443.71	25.35	358	40.64	6.747	623	87.28
7.000-7.499	160	42,655,865.10	18.01	358	39.57	7.226	616	87.17
7.500-7.999	165	41,374,110.56	17.47	358	38.59	7.729	599	87.52
8.000-8.499	69	13,586,103.14	5.74	357	38.34	8.202	582	85.45
8.500-8.999	59	11,721,134.54	4.95	358	39.62	8.761	576	84.54
9.000-9.499	19	3,080,103.42	1.30	358	39.09	9.162	541	74.88
9.500-9.999	12	3,247,794.05	1.37	357	40.91	9.667	545	81.26
10.000-10.499	3	731,184.75	0.31	359	46.72	10.125	556	82.14
10.500-10.999	1	431,840.85	0.18	359	22.00	10.850	538	60.00
11.000-11.499	1	487,328.05	0.21	359	53.00	11.050	542	65.00
11.500-11.999	1	439,587.90	0.19	357	43.00	11.650	529	48.89
Total:	861	$ 236,853,423.39	100.00%	358	39.67	7.096	613	86.00

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.500-4.749	265	$ 67,309,429.09	28.42%	358	38.31	7.208	618	85.85
5.000-5.249	1	121,424.09	0.05	359	21.00	8.350	668	90.00
5.250-5.499	1	128,588.10	0.05	359	43.00	6.700	606	90.00
5.500-5.749	73	24,738,441.64	10.44	358	41.23	7.318	617	87.31
6.000-6.249	1	360,619.50	0.15	359	40.00	5.700	606	95.00
6.500-6.749	513	142,993,967.63	60.37	358	40.01	6.994	610	85.92
6.750-6.999	2	289,048.53	0.12	359	39.67	7.250	568	88.08
7.000-7.249	5	911,904.81	0.39	359	45.71	9.225	532	67.14
Total:	861	$ 236,853,423.39	100.00%	358	39.67	7.096	613	86.00

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
July 2005	2	$ 344,516.96	0.15%	353	50.04	8.577	521	74.01
August 2005	17	3,994,101.58	1.69	354	36.02	8.011	585	76.93
September 2005	1	87,185.55	0.04	235	38.00	7.400	564	73.33
October 2005	14	3,615,778.67	1.53	356	44.26	7.094	601	85.92
November 2005	50	12,971,672.72	5.48	357	40.79	7.593	612	83.93
December 2005	159	42,605,602.46	17.99	357	41.35	7.174	612	87.51
January 2006	369	99,420,945.94	41.98	359	39.24	7.080	612	86.87
February 2006	2	995,550.00	0.42	360	36.01	7.075	642	92.50
September 2006	1	340,676.18	0.14	355	42.00	7.350	693	95.00
October 2006	5	912,364.23	0.39	356	24.49	6.606	598	83.53
November 2006	11	2,940,323.57	1.24	357	38.58	7.437	619	90.44
December 2006	58	17,486,041.47	7.38	357	41.58	6.952	613	86.70
January 2007	172	51,138,664.06	21.59	359	38.44	6.892	617	83.72
Total:	861	$ 236,853,423.39	100.00%	358	39.67	7.096	613	86.00

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	861	$ 236,853,423.39	100.00%	358	39.67	7.096	613	86.00
Total:	861	$ 236,853,423.39	100.00%	358	39.67	7.096	613	86.00

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	861	$ 236,853,423.39	100.00%	358	39.67	7.096	613	86.00
Total:	861	$ 236,853,423.39	100.00%	358	39.67	7.096	613	86.00

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	432		
Aggregate Current Principal Balance:	$99,929,447.14		$59,760.45 - $697,075.47
Average Current Principal Balance:	$231,318.16		
Aggregate Original Principal Balance:	$100,073,840.00		$60,000.00 - $699,000.00
Average Original Principal Balance:	$231,652.41		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	6.590%		5.250% - 9.750%
Wtd. Avg. Original Term (months):	350		180 - 360
Wtd. Avg. Remaining Term (months):	348		178 - 360
Wtd. Avg. Original LTV:	80.32%		26.87% - 95.00%
Wtd. Avg. Borrower FICO:	644		500 - 805
Geographic Distribution (Top 5):	CA	43.91%	
	NY	16.58%	
	FL	7.84%	
	MD	3.16%	
	TX	2.94%	

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Fixed Rate	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01-100,000.00	89	$ 7,080,235.00	7.08%	343	36.15	7.475	609	80.97
100,000.01-150,000.00	79	9,731,550.00	9.72	341	36.20	7.192	622	80.80
150,000.01-200,000.00	51	9,066,255.00	9.06	342	37.55	6.871	629	82.42
200,000.01-250,000.00	29	6,642,140.00	6.64	352	41.97	6.690	635	80.82
250,000.01-300,000.00	46	12,542,756.00	12.53	346	40.05	6.568	646	84.47
300,000.01-350,000.00	35	11,381,850.00	11.37	347	41.73	6.517	641	80.04
350,000.01-400,000.00	51	19,321,624.00	19.31	353	40.23	6.343	670	81.52
400,000.01-450,000.00	24	10,134,330.00	10.13	351	38.69	6.458	648	77.51
450,000.01-500,000.00	23	11,063,600.00	11.06	359	33.68	5.993	660	76.53
500,000.01-550,000.00	2	1,067,500.00	1.07	358	33.45	6.114	633	71.97
600,000.01-650,000.00	1	650,000.00	0.65	358	21.00	5.625	709	72.22
650,000.01-700,000.00	2	1,392,000.00	1.39	298	30.46	6.276	618	66.76
Total:	432	$ 100,073,840.00	100.00%	348	38.36	6.589	644	80.32

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP III COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01-100,000.00	89	$ 7,070,805.61	7.08%	343	36.15	7.475	609	80.97
100,000.01-150,000.00	79	9,717,716.36	9.72	341	36.21	7.193	622	80.80
150,000.01-200,000.00	51	9,052,903.29	9.06	342	37.55	6.871	629	82.42
200,000.01-250,000.00	30	6,882,769.44	6.89	352	41.82	6.673	638	80.79
250,000.01-300,000.00	46	12,573,430.85	12.58	346	40.11	6.556	648	84.14
300,000.01-350,000.00	34	11,066,012.74	11.07	346	41.75	6.538	637	80.40
350,000.01-400,000.00	51	19,293,266.12	19.31	353	40.23	6.343	670	81.52
400,000.01-450,000.00	24	10,117,890.13	10.13	351	38.70	6.458	648	77.52
450,000.01-500,000.00	23	11,051,571.42	11.06	359	33.68	5.994	660	76.53
500,000.01-550,000.00	2	1,065,880.94	1.07	358	33.46	6.114	633	71.98
600,000.01-650,000.00	1	648,606.95	0.65	358	21.00	5.625	709	72.22
650,000.01-700,000.00	2	1,388,593.29	1.39	298	30.47	6.276	618	66.76
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
121 - 180	21	$ 3,761,238.70	3.76%	179	37.45	6.719	624	70.20
181 - 240	13	3,049,183.35	3.05	239	40.87	6.331	640	76.40
301 - 360	398	93,119,025.09	93.18	359	38.31	6.593	645	80.86
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate %

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000-5.499	24	$ 9,177,055.95	9.18%	357	35.45	5.346	712	66.25
5.500-5.999	68	20,074,313.00	20.09	346	37.46	5.770	683	77.05
6.000-6.499	84	22,611,970.94	22.63	348	39.03	6.276	637	78.47
6.500-6.999	86	20,295,939.79	20.31	346	39.44	6.696	627	83.11
7.000-7.499	49	9,254,415.56	9.26	342	40.18	7.233	620	84.41
7.500-7.999	65	11,115,363.72	11.12	352	37.91	7.733	616	88.21
8.000-8.499	27	3,750,132.22	3.75	356	35.81	8.212	613	90.15
8.500-8.999	24	3,212,363.88	3.21	341	41.27	8.710	583	84.94
9.000-9.499	3	316,836.92	0.32	358	30.49	9.262	594	88.39
9.500-9.999	2	121,055.16	0.12	357	23.41	9.725	601	85.05
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.01-30.00	1	$ 402,546.30	0.40%	359	55.00	5.350	705	26.87
35.01-40.00	1	84,836.99	0.08	359	45.00	7.500	561	39.51
40.01-45.00	1	117,590.78	0.12	179	14.00	5.900	666	41.12
45.01-50.00	4	1,017,548.86	1.02	359	27.73	5.568	726	47.96
50.01-55.00	12	2,897,795.67	2.90	325	37.70	6.218	648	54.06
55.01-60.00	15	3,292,400.30	3.29	334	41.89	6.180	652	58.01
60.01-65.00	26	6,437,807.40	6.44	343	40.55	6.254	625	63.34
65.01-70.00	28	7,952,698.76	7.96	337	36.76	5.956	663	68.32
70.01-75.00	38	8,885,079.09	8.89	341	36.91	6.205	657	73.56
75.01-80.00	66	16,574,520.04	16.59	347	37.14	6.401	637	78.84
80.01-85.00	60	13,445,411.34	13.45	354	41.70	6.541	631	84.17
85.01-90.00	94	20,058,080.82	20.07	354	36.06	6.974	639	89.46
90.01-95.00	86	18,763,130.79	18.78	354	39.93	7.158	652	94.53
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

DESCRIPTION OF THE GROUP III COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500-519	4	$ 354,635.71	0.35%	308	41.79	8.017	505	63.87
520-539	15	2,543,122.47	2.54	318	44.73	7.404	532	72.25
540-559	34	5,566,829.86	5.57	350	39.85	7.271	551	78.94
560-579	24	4,982,720.20	4.99	354	34.59	7.075	571	79.10
580-599	37	7,280,233.37	7.29	356	41.21	7.069	589	81.09
600-619	56	12,225,275.84	12.23	355	36.94	6.810	610	83.95
620-639	72	16,917,519.29	16.93	338	40.61	6.878	628	81.72
640-659	59	14,287,403.41	14.30	345	38.76	6.279	649	79.64
660-679	41	9,619,118.00	9.63	347	39.14	6.517	668	85.37
680-699	38	9,726,914.42	9.73	351	36.18	6.385	689	82.60
700-719	16	4,838,974.73	4.84	358	33.77	5.963	710	74.35
720-739	15	4,008,093.20	4.01	354	37.03	5.775	731	76.76
740-759	7	2,554,980.87	2.56	340	35.24	5.867	745	72.21
760-779	10	3,456,038.24	3.46	359	38.50	5.747	772	75.76
780-799	2	794,351.94	0.79	359	36.04	5.334	789	57.62
800 or greater	2	773,235.59	0.77	358	33.55	5.711	804	84.56
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
20.00 or less	30	$ 6,907,278.42	6.91%	342	14.89	6.329	656	77.92
20.01-25.00	25	5,824,223.13	5.83	355	23.06	6.609	644	80.48
25.01-30.00	37	8,134,004.39	8.14	353	28.16	6.448	662	79.38
30.01-35.00	68	14,490,507.93	14.50	350	32.88	6.538	653	79.59
35.01-40.00	68	16,565,532.02	16.58	348	38.40	6.675	648	81.90
40.01-45.00	81	17,410,605.29	17.42	339	43.19	6.851	630	81.08
45.01-50.00	107	26,111,543.80	26.13	353	48.24	6.563	644	82.82
50.01-55.00	16	4,485,752.16	4.49	339	54.11	6.217	614	64.61
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	138	$43,876,430.63	43.91%	352	38.17	6.186	665	77.89
New York	50	16,565,934.04	16.58	339	39.72	6.531	638	80.09
Florida	56	7,833,347.21	7.84	340	38.78	6.914	624	80.29
Maryland	14	3,162,211.33	3.16	348	38.64	6.683	633	81.93
Texas	19	2,938,876.30	2.94	358	28.93	7.299	595	77.89
Illinois	15	2,685,562.27	2.69	346	45.04	7.382	616	81.44
Connecticut	10	2,119,184.83	2.12	351	41.71	7.124	620	83.56
New Jersey	7	2,021,736.26	2.02	358	45.78	6.839	626	81.81
Ohio	17	1,950,018.30	1.95	351	35.25	7.391	613	87.94
Hawaii	7	1,922,186.15	1.92	359	42.42	6.201	667	89.42
Pennsylvania	10	1,904,074.22	1.91	349	41.15	7.108	610	79.51
Washington	9	1,595,476.89	1.60	350	36.80	7.285	645	86.75
Nevada	8	1,506,126.81	1.51	345	33.55	7.045	631	86.04
Arizona	11	1,207,335.95	1.21	326	39.39	7.145	655	88.35
Georgia	8	1,037,626.19	1.04	331	34.95	7.905	613	87.45
Massachusetts	4	1,019,765.62	1.02	359	44.67	6.203	601	75.75
Minnesota	4	820,490.46	0.82	356	24.49	6.829	625	77.58
Missouri	8	817,748.57	0.82	343	35.46	7.378	628	80.03
Michigan	4	656,305.82	0.66	359	27.81	7.989	627	89.80
Utah	2	528,305.70	0.53	358	32.28	7.524	668	94.97
Rhode Island	3	524,251.84	0.52	358	41.05	6.731	650	86.66
South Carolina	2	519,715.17	0.52	359	32.71	6.465	637	90.00
North Carolina	5	517,503.99	0.52	359	32.67	7.212	621	83.94
Indiana	5	465,841.06	0.47	324	32.96	7.813	597	85.48
Alabama	5	461,951.13	0.46	319	37.79	8.018	601	89.51
Maine	1	395,659.05	0.40	359	49.00	6.750	659	82.33
Tennessee	3	247,164.31	0.25	359	37.02	7.515	605	92.72
Louisiana	2	188,119.90	0.19	359	30.88	7.859	637	88.63
Kentucky	2	175,187.43	0.18	358	41.00	7.200	616	90.00
Oregon	1	105,230.77	0.11	359	32.00	8.100	634	90.00
Oklahoma	1	98,920.43	0.10	359	22.00	7.100	688	90.00
Arkansas	1	61,158.51	0.06	359	8.00	7.950	624	88.70
Total:	432	$99,929,447.14	100.00%	348	38.36	6.590	644	80.32

DESCRIPTION OF THE GROUP III COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	403	$ 94,869,348.02	94.94%	348	38.68	6.555	644	80.11
Non-Owner Occupied	25	3,767,959.29	3.77	355	32.42	7.641	650	88.49
Second Home	4	1,292,139.83	1.29	359	31.79	6.039	650	72.13
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	335	$ 75,117,689.23	75.17%	348	38.29	6.469	645	79.88
Stated Documentation	73	18,346,225.56	18.36	350	40.00	7.108	646	82.10
Limited Documentation	24	6,465,532.35	6.47	340	34.52	6.522	633	80.45
Total:	432	$ 99,929,447.14	100.00%	348	38.36	6.590	644	80.32

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	341	$80,734,759.14	80.79%	347	38.78	6.550	641	79.83
Purchase	56	12,343,105.41	12.35	358	36.30	6.900	665	87.61
Refinance-Debt Consolidation No Cash Out***	35	6,851,582.59	6.86	349	37.16	6.495	649	72.96
Total:	432	$99,929,447.14	100.00%	348	38.36	6.590	644	80.32

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP III COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS		PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
A	11	$	2,919,139.34	2.92%	347	41.49	7.140	645	83.20
C-	3		1,236,125.00	1.24	358	35.18	6.234	625	75.15
I	336		80,611,991.38	80.67	350	38.23	6.499	651	80.67
II	33		6,786,019.23	6.79	341	36.41	6.808	611	81.36
III	21		4,011,638.61	4.01	334	39.28	7.237	606	80.85
IV	16		2,525,262.90	2.53	343	39.83	6.649	631	74.24
V	12		1,839,270.68	1.84	310	44.30	7.613	573	67.53
Total:	432	$	99,929,447.14	100.00%	348	38.36	6.590	644	80.32

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS		PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	345	$	80,181,355.96	80.24%	347	38.21	6.576	644	80.52
PUD Detached	29		8,584,212.50	8.59	351	38.38	6.392	641	77.95
Two-to Four-Family	27		6,432,222.49	6.44	353	39.07	6.870	658	81.28
Condominium	20		3,484,015.78	3.49	354	39.14	6.612	645	79.19
Manufactured Housing	10		988,859.08	0.99	345	40.42	7.461	622	83.78
PUD Attached	1		258,781.33	0.26	359	49.00	6.850	621	77.31
Total:	432	$	99,929,447.14	100.00%	348	38.36	6.590	644	80.32

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS		PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	83	$	14,156,834.20	14.17%	351	38.49	7.180	615	82.29
12	52		16,631,551.12	16.64	339	39.67	6.520	641	80.33
24	9		1,874,406.40	1.88	345	42.77	6.672	632	76.07
36	288		67,266,655.42	67.31	350	37.88	6.480	652	80.03
Total:	432	$	99,929,447.14	100.00%	348	38.36	6.590	644	80.32

DESCRIPTION OF THE GROUP III COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	323	$54,452,734.21	54.49%	345	38.74	6.854	632	81.89
Non-Conforming	109	45,476,712.93	45.51	352	37.90	6.273	659	78.45
Total:	432	$99,929,447.14	100.00%	348	38.36	6.590	644	80.32

FOR ADDITIONAL INFORMATION PLEASE CALL:

Bank Info	
Asset Backed Finance	
Shahid Quraishi	(212) 713-2728
Paul Scialabba	(212) 713-9832
Jay Lown	(212) 713-3670
Peter Faigl	(212) 713-2549
Glenn McIntyre	(212) 713-3180
Daniel Huang	(212) 713-3153
Anthony Beshara	(212) 713-2804
Michael Boyle	(212) 713-4129
Verdi Contente	(212) 713-2713
ABS Syndicate & Trading	
Jack McCleary	(212) 713-4330
Stuart Lippman	(212) 713-2946

Rating Agency Contacts	
Standard & Poor's	
Cornelius Kelly	(212) 438-2448
Moody's	
Taruna Reddy	(212) 553-3605
Fitch	
Quincy Tang	(212) 908-0693